UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the quarterly period ended June 30, 2010
Commission file number 1-33198
TEEKAY OFFSHORE PARTNERS L.P.
(Exact name of Registrant as specified in its charter)
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40- F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐ No ☑

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED JUNE 30, 2010

ITEM 1 — FINANCIAL STATEMENTS
TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES (Note 1)
UNAUDITED CONSOLIDATED STATEMENTS OF (LOSS) INCOME
(in thousands of U.S. dollars, except unit and per unit data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2010	2009	2010	2009
	$	$	$	$
REVENUES (including $32,536 and $70,316 from related parties for the three and six months ended June 30, 2010, respectively, and $36,994 and $73,088 for the three and six months ended June 30, 2009, respectively — notes 9a, 9b, 9c and 9d)	215,960	197,113	437,390	403,950

OPERATING EXPENSES
Voyage expenses	34,949	22,229	69,903	47,042
Vessel operating expenses (including $nil from related parties for the three and six months ended June 30, 2010, respectively, and $89 and $422 and for the three and six months ended June 30, 2009, respectively — note 9k, note 10)	56,613	58,306	115,021	118,929
Time-charter hire expense (including $nil from related parties for the three and six months ended June 30, 2010, respectively, and $1,616 and $3,416 for the three and six months ended June 30, 2009, respectively — note 9j)	23,424	29,144	48,462	61,289
Depreciation and amortization	44,151	40,221	85,386	80,385
General and administrative (including $10,320 and $21,189 from related parties for the three and six months ended June 30, 2010, respectively, and $10,022 and $20,687 for the three and six months ended June 30, 2009, respectively — notes 9e, 9f, 9g, 9h, 9k and 9l, note 10)	14,879	13,466	29,688	26,153
Restructuring charge (note 7)	—	1,481	119	3,682

Total operating expenses	174,016	164,847	348,579	337,480

Income from vessel operations	41,944	32,266	88,811	66,470

OTHER ITEMS
Interest expense (including $nil and $(1,705) from related parties for the three and six months ended June 30, 2010, respectively, and $(1,905) and $(4,728) for the three and six months ended June 30, 2009, respectively — note 9k and 9l, note 6)	(7,318)	(10,993)	(15,651)	(24,385)
Interest income	235	129	398	957
Realized and unrealized (losses) gains on non-designated derivatives (including $nil from related parties for the three and six months ended June 30, 2010 and $9,744 and $13,288 for the three and six months ended June 30, 2009, respectively — note 9k, note 10)	(56,036)	54,000	(78,160)	75,017
Foreign currency exchange loss (note 10)	(1,200)	(1,881)	(564)	(3,629)
Other income — net (note 8)	1,590	1,910	3,944	4,988

Total other items	(62,729)	43,165	(90,033)	52,948

(Loss) income before income tax recovery (expense)	(20,785)	75,431	(1,222)	119,418
Income tax recovery (expense) (note 11)	10,378	1,147	17,465	(6,694)

Net (loss) income	(10,407)	76,578	16,243	112,724

Non-controlling interest in net (loss) income	(7,572)	30,715	3,277	45,391
Dropdown Predecessor’s interest in net income (note 1)	—	12,398	921	16,928
General partner’s interest in net income	664	947	1,683	1,563
Limited partners’ interest: (note 13)
Net (loss) income	(3,499)	32,518	10,362	48,842
Net (loss) income per:
- Common unit (basic and diluted)	(0.08)	1.08	0.26	1.62
- Subordinated unit (basic and diluted)	—	1.08	—	1.62
- Total unit (basic and diluted)	(0.08)	1.08	0.26	1.62

Weighted average number of units outstanding: (note 13)
- Common units (basic and diluted)	42,760,000	20,425,000	40,495,580	20,425,000
- Subordinated units (basic and diluted)	—	9,800,000	—	9,800,000
- Total units (basic and diluted)	42,760,000	30,225,000	40,495,580	30,225,000

Cash distributions declared per unit	0.475	0.45	0.925	0.90

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES (Note 1)
UNAUDITED CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)

	As at	As at
	June 30, 2010	December 31, 2009
	$	$
ASSETS
Current
Cash and cash equivalents (note 6)	101,953	101,747
Accounts receivable	77,680	66,992
Net investment in direct financing leases — current	21,879	22,656
Prepaid expenses	31,225	34,787
Due from affiliates (note 9m)	12,429	17,673
Current portion of derivative instruments (note 10)	231	6,152
Other current assets	2,794	1,399

Total current assets	248,191	251,406

Vessels and equipment (note 6)
At cost, less accumulated depreciation of $1,074,690 (December 31, 2009 — $993,330)	1,885,335	1,917,248

Net investment in direct financing leases	61,778	71,722
Derivative instruments (note 10)	185	2,195
Deferred income tax asset	8,155	—
Other assets	17,531	20,928
Intangible assets — net (note 5)	32,826	36,885
Goodwill — shuttle tanker segment	127,113	127,113

Total assets	2,381,114	2,427,497

LIABILITIES AND TOTAL EQUITY
Current
Accounts payable	11,893	14,030
Accrued liabilities	63,893	60,484
Due to affiliates (note 9m)	46,294	40,220
Current portion of long-term debt (including a loan due to parent of $nil and $44,845 as at June 30, 2010 and December 31, 2009, respectively — note 6)	161,228	153,004
Current portion of derivative instruments (note 10)	36,268	31,852

Total current liabilities	319,576	299,590

Long-term debt (including a loan due to parent of $nil and $60,000 as at June 30, 2010 and December 31, 2009, respectively — note 6)	1,461,590	1,627,455
Deferred income tax	2,931	16,481
Derivative instruments (note 10)	94,289	38,327
Other long-term liabilities	17,079	18,439

Total liabilities	1,895,465	2,000,292

Commitments and contingencies (notes 6, 10 and 12)

Redeemable non-controlling interest (note 1)	42,676	—

Total equity
Dropdown Predecessor equity (note 1)	—	(6,319)
Non-controlling interest	174,691	219,692
Partners’ equity	271,843	213,065
Accumulated other comprehensive (loss) income	(3,561)	767

Total equity	442,973	427,205

Total liabilities and equity	2,381,114	2,427,497

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES (Note 1)
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

	Six Months Ended June 30,
	2010	2009
	$	$
Cash and cash equivalents provided by (used for)

OPERATING ACTIVITIES
Net income	16,243	112,724
Non-cash items:
Unrealized loss (gain) on derivative instruments (note 10)	59,823	(104,442)
Depreciation and amortization	85,386	80,385
Deferred income tax (recovery) expense	(21,080)	6,573
Foreign currency exchange loss and other	2,982	204
Change in non-cash working capital items related to operating activities	4,159	21,424
Expenditures for drydocking	(11,410)	(11,937)

Net operating cash flow	136,103	104,931

FINANCING ACTIVITIES
Proceeds from drawdown of long-term debt	81,600	—
Scheduled repayments of long-term debt (note 6)	(44,348)	(18,917)
Prepayments of long-term debt	(150,048)	(185,641)
Prepayments of joint venture partner advances	—	(2,237)
Repayment of long-term debt relating to Dropdown Predecessor relating to Falcon Spirit (note 9l)	(33,634)
Contribution of capital from Teekay Corporation to Dropdown Predecessor relating to Petrojarl Varg (note 9k)	—	119,280
Distribution to Teekay Corporation for the acquisition of Falcon Spirit (note 9l)	(10,495)	—
Equity contribution from Teekay Corporation to Dropdown Predecessor relating to Falcon Spirit (note 9l)	805	—
Equity contribution from joint venture partner (note 12a)	333	—
Proceeds from equity offering (note 3)	100,581	—
Expenses from equity offering	(5,043)	(12)
Cash distributions paid by the Partnership	(39,126)	(28,609)
Cash distributions paid by subsidiaries to non-controlling interests	(42,968)	(27,487)
Other	(523)	(644)

Net financing cash flow	(142,866)	(144,267)

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(3,752)	(5,227)
Investment in direct financing lease assets	(886)	—
Direct financing lease payments received	11,607	11,200

Net investing cash flow	6,969	5,973

Increase (decrease) in cash and cash equivalents	206	(33,363)
Cash and cash equivalents, beginning of the period	101,747	132,348

Cash and cash equivalents, end of the period	101,953	98,985

Supplemental cash flow disclosure (note 14)
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES (Note 1)
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY
(in thousands of U.S. dollars and units)

	PARTNERS’ EQUITY
							Accumulated
							Other
	Dropdown						Comprehensive	Non-		Redeemable
	Predecessor	Limited Partners				General	Income (Loss)	controlling	Total	Non-controlling
	Equity	Common		Subordinated		Partner	(Note 10)	Interest	Equity	Interest
	$	Units	$	Units	$	$	$	$	$	$
Balance as at December 31, 2009	(6,319)	27,900	348,071	9,800	(143,590)	8,584	767	219,692	427,205	—

Conversion of subordinated units to common units (note 13)	—	9,800	(143,590)	(9,800)	143,590	—	—	—	—	—
Net income	921	—	10,362	—	—	1,683	—	3,277	16,243	—
Reclassification of redeemable non-controlling interest in net income	—	—	—	—	—	—	—	610	610	(610)
Unrealized net loss on qualifying cash flow hedging instruments (note 10)	—	—	—	—	—	—	(5,069)	(4,870)	(9,939)	—
Realized net loss on qualifying cash flow hedging instruments (note 10)	—	—	—	—	—	—	741	714	1,455	—
Proceeds from follow-on public offering, net of offering costs (note 3)	—	5,060	93,526	—	—	2,012	—	—	95,538	—
Dilution loss on initiation of majority owned subsidiary (note 12a)	—	—	(3,714)	—	—	(76)	—	(3,642)	(7,432)	7,432
Equity contribution from non-controlling interest (note 12a)	—	—	—	—	—	—	—	—	—	35,854
Cash distributions	(1,878)	—	(37,276)	—	—	(1,850)	—	(41,090)	(82,094)	—
Net change in Parent’s equity in Dropdown Predecessor (note 9l)	11,882	—	—	—	—		—	—	11,882	—
Acquisition of Falcon Spirit from Teekay Corporation (note 9l)	(4,606)	—	(5,771)	—	—	(118)	—	—	(10,495)	—

Balance as at June 30, 2010	—	42,760	261,608	—	—	10,235	(3,561)	174,691	442,973	42,676

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES (Note 1)
UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME
(in thousands of U.S. dollars and units)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2010	2009	2010	2009
	$	$	$	$

Net (loss) income	(10,407)	76,576	16,243	112,724

Other comprehensive (loss) income:
Unrealized net (loss) gain on qualifying cash flow hedging instruments (net of tax of ($190) and ($306) for the three and six months ended June 30, 2009, respectively, note 10)	(7,728)	9,293	(9,939)	11,952
Realized net loss on qualifying cash flow hedging instruments (net of tax of ($42) and ($180) for the three and six months ended June 30, 2009, respectively, note 10)	742	2,311	1,455	8,136

Other comprehensive (loss) income	(6,986)	11,604	(8,484)	20,088

Comprehensive (loss) income	(17,393)	88,180	7,759	132,812
Less: Comprehensive (loss) income attributable to non-controlling interests	10,993	(36,110)	879	(54,624)
Less: Comprehensive (loss) income attributable to Dropdown Predecessor (note 1)	—	(12,987)	(921)	(18,171)

Comprehensive (loss) income attributable to partners	(6,400)	39,083	7,717	60,017

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
1.	Summary of Significant Accounting Policies
Basis of presentation

The unaudited interim consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (or GAAP). These financial statements include the accounts of Teekay Offshore Partners L.P., which is a limited partnership organized under the laws of the Republic of The Marshall Islands, its wholly owned or controlled subsidiaries and the Dropdown Predecessor, as described below (collectively, the Partnership). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Certain information and footnote disclosures required by GAAP for complete annual financial statements have been omitted and, therefore, these interim financial statements should be read in conjunction with the Partnership’s audited consolidated financial statements for the year ended December 31, 2009, which are included in our Annual Report on Form 20-F. In the opinion of management of our general partner, Teekay Offshore GP L.L.C. (or the General Partner), these interim unaudited consolidated financial statements reflect all adjustments, of a normal recurring nature, necessary to present fairly, in all material respects, the Partnership’s consolidated financial position, results of operations, changes in total equity and cash flows for the interim periods presented. The results of operations for the interim periods presented are not necessarily indicative of those for a full fiscal year. Historically, the utilization of shuttle tankers in the North Sea is higher in the winter months and lower in the summer months, as generally there is higher maintenance in the oil fields during the summer months, which leads to lower oil production, and thus, lower shuttle tanker utilization during that period. Significant intercompany balances and transactions have been eliminated upon consolidation.

As required by Financial Accounting Standards Board (or FASB) Accounting Standards Codification (or ASC) 805, Business Combinations, the Partnership accounted for the acquisition of interests in vessels from Teekay Corporation as a transfer of a business between entities under common control. The method of accounting for such transfers is similar to pooling of interests method of accounting. Under this method, the carrying amount of net assets recognized in the balance sheets of each combining entity is carried forward to the balance sheet of the combined entity, and no other assets or liabilities are recognized as a result of the combination. The excess of the proceeds paid, if any, by the Partnership over Teekay Corporation’s historical cost is accounted for as an equity distribution to Teekay Corporation. In addition, transfers of net assets between entities under common control are accounted for as if the transfer occurred from the date that the Partnership and the acquired vessels were both under common control of Teekay Corporation and had begun operations. As a result, the Partnership’s financial statements prior to the date the interests in these vessels were actually acquired by the Partnership are retroactively adjusted to include the results of these vessels operated during the periods under common control of Teekay Corporation.

On April 1, 2010, the Partnership acquired from Teekay Corporation a floating storage and offtake (or FSO) unit, the Falcon Spirit, together with its charter contract. This transaction was deemed to be a business acquisition between entities under common control. As a result, the Partnership’s balance sheet as at December 31, 2009, the Partnership’s statement of income for the six months ended June 30, 2010 and the Partnership’s statement of cash flows for the six months ended June 30, 2010 have been retroactively adjusted to include the results of the acquired vessel (referred to herein, together with the results of the Petrojarl Varg described below, as the Dropdown Predecessor), from the date that the Partnership and the acquired vessel were both under common control of Teekay Corporation and had begun operations. The vessel began operations under the ownership of Teekay Corporation on December 15, 2009. The effect of adjusting the Partnership’s financial statements to account for the common control transfer of the Falcon Spirit increased the Partnership’s net income by $0.9 million for the six months ended June 30, 2010.

On September 10, 2009, the Partnership acquired from Teekay Corporation a floating production, storage and offloading (or FPSO) unit, the Petrojarl Varg, together with its operations and charter contracts with Talisman Energy. This transaction was deemed to be a business acquisition between entities under common control. As a result, the Partnership’s statement of income for the three and six months ended June 30, 2009 and the Partnership’s statement of cash flows for the six months ended June 30, 2009 have been retroactively adjusted to include the results of the Petrojarl Varg from the date that the Partnership and the acquired vessel were both under common control of Teekay Corporation and had begun operations. Teekay Corporation acquired a 65% interest in the Petrojarl Varg on October 1, 2006, and acquired the remaining 35% interest on June 30, 2008.

For the three and six months ended June 30, 2009, the effect of adjusting the Partnership’s financial statements to account for the common control transfer of the Petrojarl Varg increased the Partnership’s net income by $12.4 million and $16.9 million, respectively. The effect of adjusting the Partnership’s financial statements to account for the common control transfer of the Petrojarl Varg decreased comprehensive income by $13.0 million for the three months ended June 30, 2009 and increased comprehensive income by $18.2 million for the six months ended June 30, 2009.

The Partnership presents non-controlling ownership interests in subsidiaries in the consolidated financial statements within the equity section, but separate from the Partners’ equity. However, in instances in which certain redemption features that are not solely within the control of the issuer are present, classification of non-controlling interests outside of permanent equity is required. The holder of the non-controlling interest of one of the subsidiaries of Teekay Offshore Operating L.P. (or OPCO) holds a put option which, if exercised, would obligate OPCO to purchase the non-controlling interest (see Note 12a). As a result, the non-controlling interest that is subject to this redemption feature is not included on the Partnership’s consolidated balance sheet as part of the total equity and is presented as redeemable non-controlling interest above the equity section but below the liabilities section on the Partnership’s consolidated balance sheet.

Certain of the comparative figures have been reclassified to conform with the presentation adopted in the current period, primarily related to the presentation of crew training costs in the consolidated statements of (loss) income. For the three and six months ended June 30, 2009, crew training expenses of $1.5 million and $2.2 million, respectively, were recorded in general and administrative expenses and have been reclassified to vessel operating expenses for comparative purposes in the consolidated statements of (loss) income.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS – (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
Changes in Accounting Policies

In January 2010, the Partnership adopted an amendment to FASB ASC 810, Consolidations, that eliminates certain exceptions to consolidating qualifying special-purpose entities, contains new criteria for determining the primary beneficiary of a variable interest entity, and increases the frequency of required reassessments to determine whether an entity is such a primary beneficiary. This amendment also contains a new requirement that any term, transaction, or arrangement that does not have a substantive effect on an entity’s status as a variable interest entity, an entity’s power over a variable interest entity, or an entity’s obligation to absorb losses or its right to receive benefits of a variable interest entity must be disregarded. The elimination of the qualifying special-purpose entity concept and its consolidation exceptions means more entities will be subject to consolidation assessments and reassessments. During February 2010, the scope of the revised standard was modified to indefinitely exclude certain entities from the requirement to be assessed for consolidation. The adoption of this amendment did not have an impact on the Partnership’s consolidated financial statements.

2.	Fair Value Measurements
The following methods and assumptions were used to estimate the fair value of each class of financial instrument:
Cash and cash equivalents — The fair value of the Partnership’s cash and cash equivalents approximate their carrying amounts reported in the accompanying consolidated balance sheets.

Due to / from affiliates — The fair values of the amounts due to and from affiliates approximate their carrying amounts reported in the accompanying consolidated balance sheets due to the current nature of the balances.

Long-term debt — The fair values of the Partnership’s variable-rate long-term debt are either based on quoted market prices or estimated using discounted cash flow analyses, based on rates currently available for debt with similar terms and remaining maturities and the current credit worthiness of the Partnership.

Derivative instruments — The fair value of the Partnership’s derivative instruments is the estimated amount that the Partnership would receive or pay to terminate the agreements at the reporting date, taking into account the fixed interest rate in the interest rate swaps, current interest rates, foreign exchange rates and the current credit worthiness of both the Partnership and the derivative counterparties. The estimated amount is the present value of future cash flows. The Partnership transacts all of its derivative instruments through investment-grade rated financial institutions at the time of the transaction and requires no collateral from these institutions. Given the current volatility in the credit markets, it is reasonably possible that the amount recorded as a derivative liability could vary by a material amount in the near term.

The Partnership categorizes its fair value estimates using a fair value hierarchy based on the inputs used to measure fair value. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value as follows:

Level 1. Observable inputs such as quoted prices in active markets;

Level 2. Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and

Level 3. Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

The estimated fair value of the Partnership’s financial instruments and categorization using the fair value hierarchy for these financial instruments that are measured at fair value on a recurring basis are as follows:

		June 30, 2010		December 31, 2009
		Carrying		Carrying
	Fair Value	Amount	Fair Value	Amount	Fair Value
	Hierarchy	Asset (Liability)	Asset (Liability)	Asset (Liability)	Asset (Liability)
	Level(1)	$	$	$	$
Cash and cash equivalents		101,953	101,953	101,747	101,747
Due from affiliate (note 9m)		12,429	12,429	17,673	17,673
Due to affiliate (note 9m)		(46,294)	(46,294)	(40,220)	(40,220)
Long-term debt		(1,622,818)	(1,528,628)	(1,675,614)	(1,559,210)
Loan due to Parent		—	—	(104,845)	(104,845)
Derivative instruments (note 10)
Interest rate swap agreements	Level 2	(129,697)	(129,697)	(76,072)	(76,072)
Foreign currency forward contracts	Level 2	(10,065)	(10,065)	6,192	6,192

(1)	The fair value hierarchy level is only applicable to each financial instrument on the consolidated balance sheets that are recorded at fair value on a recurring basis.
The Partnership has determined that there are no non-financial assets or non-financial liabilities carried at fair value at June 30, 2010.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
3.	Public Offering

On March 22, 2010, the Partnership completed a public offering of 5.1 million common units (including 660,000 units issued upon exercise of the underwriters’ overallotment option) at a price of $19.48 per unit, for gross proceeds of $100.6 million (including the General Partner’s $2.0 million proportionate capital contribution). The Partnership used the total net proceeds of $95.5 million from the equity offering to repay the remaining $60.0 million of the Teekay Corporation vendor financing related to the acquisition of the Petrojarl Varg (see Note 6) and to finance a portion of its acquisition of Teekay Corporation’s interest in the Falcon Spirit (see Note 9l).

4.	Segment Reporting

The Partnership has four reportable segments: its shuttle tanker segment; its conventional tanker segment; its FSO segment, and its FPSO segment. The Partnership’s shuttle tanker segment consists of shuttle tankers operating primarily on fixed-rate contracts of affreightment, time-charter contracts or bareboat charter contracts. The Partnership’s conventional tanker segment consists of conventional tankers operating on fixed-rate, time-charter contracts or bareboat charter contracts. The Partnership’s FSO segment consists of its FSO units subject to fixed-rate, time-charter contracts or bareboat charter contracts. The Partnership’s FPSO segment consists of its FPSO unit subject to operations and charter contracts. Segment results are evaluated based on income from vessel operations. The accounting policies applied to the reportable segments are the same as those used in the preparation of the Partnership’s consolidated financial statements.

The following tables include results for these segments for the periods presented in these consolidated financial statements:

	Shuttle	Conventional
	Tanker	Tanker	FSO	FPSO
Three Months ended June 30, 2010	Segment	Segment	Segment	Segment	Total

Revenues	144,295	26,431	18,419	26,815	215,960
Voyage expenses	30,031	4,842	76	—	34,949
Vessel operating expenses	32,346	5,657	8,420	10,190	56,613
Time-charter hire expense	23,424	—	—	—	23,424
Depreciation and amortization	29,280	5,921	3,829	5,121	44,151
General and administrative (1)	11,603	1,139	1,009	1,128	14,879
Restructuring charge	—	—	—	—	—

Income from vessel operations	17,611	8,872	5,085	10,376	41,944

	Shuttle	Conventional
	Tanker	Tanker	FSO	FPSO
Three Months ended June 30, 2009	Segment	Segment	Segment	Segment	Total

Revenues	125,792	31,128	16,100	24,093	197,113
Voyage expenses	15,932	6,085	212	—	22,229
Vessel operating expenses	35,799	6,049	6,571	9,887	58,306
Time-charter hire expense	29,144	—	—	—	29,144
Depreciation and amortization	23,185	5,984	5,419	5,633	40,221
General and administrative (1)	9,986	1,176	706	1,598	13,466
Restructuring charge	1,481	—	—	—	1,481

Income from vessel operations	10,265	11,834	3,192	6,975	32,266

	Shuttle	Conventional
	Tanker	Tanker	FSO	FPSO
Six Months ended June 30, 2010	Segment	Segment	Segment	Segment	Total

Revenues	286,288	57,996	39,069	54,037	437,390
Voyage expenses	59,085	10,493	325	—	69,903
Vessel operating expenses	66,509	11,371	16,825	20,316	115,021
Time-charter hire expense	48,462	—	—	—	48,462
Depreciation and amortization	54,235	11,663	9,246	10,242	85,386
General and administrative (1)	22,863	2,332	2,019	2,474	29,688
Restructuring charge	119	—	—	—	119

Income from vessel operations	35,015	22,137	10,654	21,005	88,811

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)

	Shuttle	Conventional
	Tanker	Tanker	FSO	FPSO
Six Months ended June 30, 2009	Segment	Segment	Segment	Segment	Total

Revenues	263,927	61,329	31,189	47,505	403,950
Voyage expenses	34,170	12,424	448	—	47,042
Vessel operating expenses	75,795	11,649	12,393	19,092	118,929
Time-charter hire expense	61,289	—	—	—	61,289
Depreciation and amortization	46,340	11,958	10,821	11,266	80,385
General and administrative (1)	19,560	2,400	1,146	3,047	26,153
Restructuring charge	3,682	—	—	—	3,682

Income from vessel operations	23,091	22,898	6,381	14,100	66,470

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).
A reconciliation of total segment assets to total assets presented in the accompanying consolidated balance sheets is as follows:

	June 30, 2010	December 31, 2009
	$	$
Shuttle tanker segment	1,489,855	1,516,988
Conventional tanker segment	309,453	317,690
FSO segment	133,449	143,308
FPSO segment	321,482	324,912
Unallocated:
Cash and cash equivalents	101,953	101,747
Other assets	24,922	22,852

Consolidated total assets	2,381,114	2,427,497

5.	Intangible Assets
As at June 30, 2010, intangible assets consisted of:

	Gross Carrying	Accumulated	Net Carrying
	Amount	Amortization	Amount
	$	$	$
Contracts of affreightment (shuttle tanker segment)	124,250	(92,044)	32,206
Time-charter contracts (FPSO segment)	353	(123)	230
Other intangible assets (FPSO segment)	390	—	390

	124,993	(92,167)	32,826

As at December 31, 2009, intangible assets consisted of:

	Gross Carrying	Accumulated	Net Carrying
	Amount	Amortization	Amount
	$	$	$
Contracts of affreightment (shuttle tanker segment)	124,250	(88,016)	36,234
Time-charter contracts (FPSO segment)	353	(92)	261
Other intangible assets (FPSO segment)	390	—	390

	124,993	(88,108)	36,885

Aggregate amortization expense of intangible assets for the three and six months ended June 30, 2010 was $1.9 million and $4.1 million, respectively (2009 — $2.2 million and $4.5 million, respectively), included in depreciation and amortization on the consolidated statements of (loss) income. Amortization of intangible assets for the next five years subsequent to June 30, 2010 is expected to be $4.1 million (remainder of 2010), $7.1 million (2011), $6.1 million (2012), $5.1 million (2013), and $4.0 million (2014).

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
6.	Long-Term Debt

	June 30, 2010	December 31, 2009
	$	$
U.S. Dollar-denominated Revolving Credit Facilities due through 2018	1,365,990	1,406,974
U.S. Dollar-denominated Terms Loan Due to Parent	—	60,000
U.S. Dollar-denominated Loan Due to Parent by Dropdown Predecessor	—	44,845
U.S. Dollar-denominated Term Loans due through 2017	256,828	268,640

Total	1,622,818	1,780,459
Less current portion	161,228	153,004

Long term portion	1,461,590	1,627,455

As at June 30, 2010, the Partnership had eight long-term revolving credit facilities, which, as at such date, provided for borrowings of up to $1.51 billion, of which $144.1 million was undrawn. The total amount available under the revolving credit facilities reduces by $83.2 million (remainder of 2010), $173.3 million (2011), $183.0 million (2012), $329.5 million (2013), $638.0 million (2014) and $102.9 million (thereafter). Five of the revolving credit facilities are guaranteed by the Partnership and certain of its subsidiaries for all outstanding amounts and contain covenants that require the Partnership to maintain the greater of a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of at least $75.0 million and 5.0% of the Partnership’s total consolidated debt. The Partnership also has a revolving credit facility of which Teekay Corporation guarantees $65.0 million of the final repayment. In addition to the Partnership covenants described above, Teekay Corporation is also required to maintain the greater of a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of at least $50.0 million and 5.0% of Teekay Corporation’s total consolidated debt which has recourse to Teekay Corporation. The remaining two revolving credit facilities are guaranteed by Teekay Corporation and contain covenants that require Teekay Corporation to maintain the greater of a minimum liquidity (cash and cash equivalents) of at least $50.0 million and 5.0% of Teekay Corporation’s total consolidated debt which has recourse to Teekay Corporation. The revolving credit facilities are collateralized by first-priority mortgages granted on 34 of the Partnership’s vessels, together with other related security.

The Partnership had a U.S. Dollar-denominated term loan outstanding from Teekay Corporation, which, as at December 31, 2009, totaled $60 million. This amount was repaid during the first quarter using proceeds from the March 22, 2010 public offering (see Note 3).

As at December 31, 2009, the Dropdown Predecessor relating to the Falcon Spirit had $44.8 million in amounts due to Teekay Corporation. Immediately prior to the Partnership acquiring the Dropdown Predecessor from Teekay Corporation, $11.2 million of the loan due to Teekay Corporation was converted to equity. The Partnership repaid the remaining $33.6 million during the six months ended June 30, 2010 (see Note 9l).

As at June 30, 2010, the Partnership’s six 50% owned subsidiaries each had an outstanding term loan, which in the aggregate totaled $256.8 million. The term loans reduce over time with quarterly and semi-annual payments and have varying maturities through 2017. All term loans are collateralized by first-priority mortgages on the six vessels to which the loans relate, together with other related security. As at June 30, 2010, the Partnership had guaranteed $81.3 million of these term loans, which represents its 50% share of the outstanding vessel mortgage debt of five of these 50% owned subsidiaries. The other owner and Teekay Corporation have guaranteed $128.4 million and $47.1 million, respectively.

Interest payments on the revolving credit facilities and the term loans (excluding the term loan due to parent) are based on LIBOR plus a margin. At June 30, 2010, the margins ranged between 0.45% and 3.25%. The weighted-average effective interest rate on the Partnership’s variable rate long-term debt as at June 30, 2010 was 1.4%. This rate does not include the effect of the Partnership’s interest rate swaps (see Note 10).

The aggregate annual long-term debt principal repayments required to be made subsequent to June 30, 2010 are $55.4 million (remainder of 2010), $183.8 million (2011), $160.8 million (2012), $328.9 million (2013), $705.6 million (2014), and $188.3 million (thereafter).

As at June 30, 2010, the Partnership and Teekay Corporation were in compliance with all covenants related to the credit facilities and long-term debt.
7.	Restructuring Charge

During the six months ended June 30, 2010, the Partnership completed the remaining reflagging of two of its vessels from Norwegian flag to Bahamian flag and changing the nationality mix of its crews. The Partnership commenced the reflagging of a total of seven vessels in March 2009. During the three and six months ended June 30, 2010, the Partnership incurred $nil and $0.1 million (2009 — $1.5 million and $3.7 million, respectively), of restructuring costs. Under this plan, the Partnership recorded restructuring charges of approximately $4.9 million in total since the plan began in 2009. At June 30, 2010 and December 31, 2009, restructuring liabilities of $0.1 million and $1.2 million, respectively, were recorded in accrued liabilities.

8.	Other Income — net

	Three Months Ended June 30,		Six Months Ended June 30,
	2010	2009	2010	2009
	$	$	$	$
Volatile organic compound emissions plant lease income	1,210	1,804	2,720	3,766
Miscellaneous	380	106	1,224	1,222

Other income — net	1,590	1,910	3,944	4,988

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
9.	Related Party Transactions and Balances
a.
Nine of OPCO’s conventional tankers are employed on long-term time-charter contracts with a subsidiary of Teekay Corporation. Under the terms of seven of these nine time-charter contracts, OPCO is responsible for the bunker fuel expenses; however, OPCO adds the approximate amounts of these expenses to the daily hire rate plus a 4.5% margin. Pursuant to these time-charter contracts, OPCO earned revenues of $23.9 million and $53.0 million, respectively, during the three and six months ended June 30, 2010, compared to $28.6 million and $56.4 million, respectively, for the same periods last year.

b.
Two of OPCO’s shuttle tankers are employed on long-term bareboat charters with a subsidiary of Teekay Corporation. Pursuant to these charter contracts, OPCO earned revenues of $3.8 million and $7.2 million, respectively, during the three and six months ended June 30, 2010, compared to $3.1 million and $6.2 million, respectively, for the same periods last year.

c.
Two of OPCO’s FSO units are employed on long-term bareboat charters with a subsidiary of Teekay Corporation. Pursuant to these charter contracts, OPCO earned revenues of $2.3 million and $5.1 million, respectively, during the three and six months ended June 30, 2010, compared to $2.8 million and $5.6 million, respectively, for the same periods last year.

d.
Two of OPCO’s conventional tankers are employed on long-term bareboat charters with a joint venture in which Teekay Corporation has a 50% interest. Pursuant to these charter contracts, OPCO earned revenues of $2.5 million and $4.9 million, respectively, during the three and six months ended June 30, 2010, compared to $2.5 million and $4.9 million, respectively, for the same periods last year.

e.
A subsidiary of Teekay Corporation has entered into a services agreement with a subsidiary of OPCO, pursuant to which the subsidiary of OPCO provides the Teekay Corporation subsidiary with ship management services. Pursuant to this agreement, OPCO earned management fees of $0.9 million and $1.8 million, respectively, during the three and six months ended June 30, 2010, compared to $0.8 million and $1.5 million, respectively, for the same periods last year.

f.
Eight of OPCO’S Aframax conventional oil tankers, three FSO units and the FPSO unit are managed by subsidiaries of Teekay Corporation. Pursuant to the associated management services agreements, the Partnership incurred general and administrative expenses of $1.7 million and $4.1 million, respectively, during the three and six months ended June 30, 2010, compared to $0.6 million and $1.2 million, respectively, for the same periods last year.

g.
The Partnership, OPCO and certain of OPCO’s operating subsidiaries have entered into services agreements with certain subsidiaries of Teekay Corporation in connection with the Partnership’s initial public offering, pursuant to which Teekay Corporation subsidiaries provide the Partnership, OPCO and its operating subsidiaries with administrative, advisory and technical services and ship management services. Pursuant to these services agreements, the Partnership incurred $9.4 million and $18.3 million, respectively, during the three and six months ended June 30, 2010, compared to $8.5 million and $17.7 million, respectively, for the same periods last year.

h.
Pursuant to the Partnership’s partnership agreement, the Partnership reimburses the General Partner for all expenses incurred by the General Partner that are necessary or appropriate for the conduct of the Partnership’s business. Pursuant to this agreement, the Partnership reimbursed $0.1 million and $0.3 million, respectively, of these costs during the three and six months ended June 30, 2010, compared to $0.1 million and $0.2 million, respectively, for the same periods last year.

i.
The Partnership has entered into an omnibus agreement with Teekay Corporation, Teekay LNG Partners L.P., the General Partner and others governing, among other things, when the Partnership, Teekay Corporation and Teekay LNG Partners L.P. may compete with each other and certain rights of first offering on liquefied natural gas carriers, oil tankers, shuttle tankers, FSO units and FPSO units.

j.
From December 2008 to June 2009, OPCO entered into a bareboat charter contract to in-charter one shuttle tanker from a subsidiary of Teekay Corporation. Pursuant to the charter contract, OPCO incurred time-charter hire expenses of $1.6 million and $3.4 million, respectively, during the three and six months ended June 30, 2009.

k.
On September 10, 2009, the Partnership acquired from Teekay Corporation the Petrojarl Varg, together with its operations and charter contracts with Talisman Energy, for a purchase price of $320 million. The purchase price of $320 million was accounted for as an equity distribution to Teekay Corporation. To the extent the purchase price was greater than the corresponding book value, the excess is reflected as a reduction in Partners’ Equity and the remainder is shown as a reduction in Dropdown Predecessor Equity. The purchase was financed through vendor financing made available by Teekay Corporation of $220 million. The remaining $100 million was paid in cash and financed from existing credit facilities. The $220 million vendor financing from Teekay Corporation was comprised of two tranches. The senior tranche was a $160 million short-term debt facility bearing interest at LIBOR plus a margin of 3.25% and was repaid in November 2009. The junior tranche of the vendor financing was a $60 million unsecured subordinated debt facility bearing interest at 10% per annum. The junior tranche was repaid on March 22, 2010 using proceeds from a public offering (see Note 3). For the three and six months ended June 30, 2010, the Partnership incurred interest expense of $nil and $1.4 million, respectively, in relation to the junior tranche of the $220 million vendor financing from Teekay Corporation. (See Note 6).

When the Partnership acquired the Petrojarl Varg, all assets and liabilities of the Petrojarl Varg operations, except for the vessel and the contract with Talisman Energy, were retained by Teekay Corporation. These net liabilities retained by Teekay Corporation totalled $175.0 million and were accounted for as a non-cash equity contribution from Teekay Corporation.

The following costs attributable to the operations of the Petrojarl Varg were incurred by Teekay Corporation, and have been allocated to the Partnership as part of the results of the Dropdown Predecessor.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS – (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
•
General and administrative expenses (consisting primarily of salaries, defined benefit pension plan benefits, and other employee related costs, office rent, legal and professional fees, and travel and entertainment) of $1.7 million and $3.2 million for the three and six months ended June 30, 2009, respectively.

•
Interest expense incurred by Teekay Corporation on its credit facilities that were used to finance its acquisition of the Petrojarl Varg of $1.9 million and $4.7 million for the three and six months ended June 30, 2009, respectively.

•
Teekay Corporation entered into interest rate swaps to offset increases or decreases in the variable-rate interest payments of the credit facilities that were used to finance its acquisition of the Petrojarl Varg. The realized and unrealized gains on these interest rate swaps allocated to the Partnership were $9.6 million and $12.7 million for the three and six months ended June 30, 2009, respectively. The amount is reflected in the realized and unrealized (losses) gains on non-designated derivative instruments.

•
Teekay Corporation entered into foreign exchange forward contracts to minimize the impact from changes in the foreign exchange rate between the Norwegian Kroner and the US Dollar on operating expenses of the Petrojarl Varg. These foreign exchange forward contracts have been allocated to the Partnership. For the three and six months ended June 30, 2009, the amount of the gain allocated to the Partnership was $0.7 million and $1.6 million, respectively, of which ($0.1) million and ($0.4) million, respectively, is reflected in vessel operating expenses, $0.1 million and $0.2 million, respectively, in general and administrative expenses, $0.2 million and $0.5 million, respectively, in realized and unrealized gains on non-designated derivative instruments and $0.5 million and $1.2 million, respectively, in other comprehensive income.

•
Teekay Corporation uses a centralized treasury system. As a result, cash and cash equivalents attributable to the operations of the Petrojarl Varg, prior to the acquisition of the vessel by the Partnership, were in certain cases co-mingled with cash and cash equivalents from other operations of Teekay Corporation. Cash and cash equivalents in co-mingled bank accounts are not reflected in the balance sheet of the Dropdown Predecessor. However, any cash transactions from these bank accounts that were made on behalf of the Dropdown Predecessor are reflected in these financial statements as increases or decreases in Dropdown Predecessor Equity. The net amount of these equity contributions were $119.3 million for the period from January 1, 2009 to June 30, 2009.

l.
On April 1, 2010, the Partnership acquired Teekay Corporation’s interest in an FSO unit, the Falcon Spirit, together with its charter contract, for a purchase price of $44.1 million. The purchase was partially financed through proceeds from a public offering of common units (see Note 3). The Falcon Spirit is chartered to Occidental Qatar Energy Company LLC, a subsidiary of Occidental Petroleum of Qatar Ltd., on a fixed-rate time charter contract for 7.5 years (beginning December 2009) with an option for the charterer to extend the contract for an additional 1.5 years. The Falcon Spirit is a conversion of a double-hull shuttle tanker built in 1986 and it began servicing the Al Raayan oil field off the coast of Qatar in December 2009.

The acquisition consisted of the Partnership acquiring Teekay Corporation’s equity interest in Teekay Al Raayan LLC for $10.5 million and Teekay Corporation’s interest in amounts due to Teekay Corporation from Teekay Al Raayan LLC for $33.6 million. Immediately prior to the acquisition, $11.2 million of amounts due to Teekay Corporation was converted to equity and is treated as a non-cash transaction in the Partnership’s statement of cash flow. The portion of the purchase price for the acquisition of the equity interest in Teekay Al Raayan LLC ($10.5 million) was accounted for as an equity distribution to Teekay Corporation. To the extent the purchase price was greater than the corresponding book value, the excess is reflected as a reduction in Partners’ Equity and the remainder is shown as a reduction in Dropdown Predecessor Equity. The portion of the purchase price for the acquisition of the intercorporate loan ($33.6 million) was accounted for as repayment of debt.

The following costs attributable to the operations of the Falcon Spirit were incurred by Teekay Corporation, and have been allocated to the Partnership as part of the results of the Dropdown Predecessor.

•	General and administrative expenses (consisting primarily of vessel management fees and legal and professional fees) of $0.3 million for the six months ended June 30, 2010.

•	Interest expense incurred by Teekay Corporation on its credit facilities that were used to finance the acquisition of the Falcon Spirit of $0.4 million for the six months ended June 30, 2010.
m.
At June 30, 2010, due from affiliates totaled $12.4 million (December 31, 2009 — $17.7 million) and due to affiliates totaled $46.3 million (December 31, 2009 — $40.2 million). Amounts due to and from affiliates are non-interest bearing and unsecured.

10.	Derivative Instruments and Hedging Activities
The Partnership uses derivatives to manage certain risks in accordance with its overall risk management policies.

Foreign Exchange Risk

The Partnership economically hedges portions of its forecasted expenditures denominated in foreign currencies with foreign currency forward contracts. Certain foreign currency forward contracts are designated, for accounting purposes, as cash flow hedges of forecasted foreign currency expenditures.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS – (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
As at June 30, 2010, the Partnership was committed to the following foreign currency forward contracts:

	Contract Amount
	in	Fair Value / Carrying		Average	Expected Maturity
	Foreign Currency	Amount of Asset/(Liability)		Forward	2010	2011	2012
	(thousands)	(thousands of U.S. Dollars)		Rate(1)	(in thousands of U.S. Dollars)
		Hedge	Non-hedge
Norwegian Kroner	871,204	$(5,557)	$(1,124)	6.28	$43,735	$59,758	$35,196
British Pound	5,190	—	(23)	0.66	1,076	5,646	1,111
Euro	25,473	(340)	(3,021)	0.74	11,387	17,031	6,176

		$(5,897)	$(4,168)		$56,198	$82,435	$42,483

(1)	Average forward rate represents the contracted amount of foreign currency one U.S. Dollar will buy.
Interest Rate Risk

The Partnership enters into interest rate swaps, which exchange a receipt of floating interest for a payment of fixed interest to reduce the Partnership’s exposure to interest rate variability on its outstanding floating-rate debt. The Partnership has not designated, for accounting purposes, its interest rate swaps as cash flow hedges of its U.S. Dollar LIBOR-denominated borrowings.

As at June 30, 2010, the Partnership was committed to the following interest rate swap agreements:

	Interest	Principal	Fair Value / Carrying	Weighted-Average	Fixed Interest
	Rate	Amount	Amount of Liability	Remaining Term	Rate
	Index	$	$	(Years)	(%)(1)
U.S. Dollar-denominated interest rate swaps	LIBOR	500,000	65,566	9.0	4.2
U.S. Dollar-denominated interest rate swaps(2)	LIBOR	705,705	64,131	6.7	3.7

		1,205,705	129,697

(1)	Excludes the margin the Partnership pays on its variable-rate debt, which as at June 30, 2010, ranged between 0.45% and 3.25%.

(2)	Principal amount reduces quarterly or semi-annually.
Tabular disclosure
The following table presents the location and fair value amounts of derivative instruments, segregated by type of contract, on the Partnership’s balance sheets.

	Current			Current
	portion			portion
	of			of
	derivative	Derivative	Accrued	derivative	Derivative
	assets	assets	liabilities	liabilities	liabilities
As at June 30, 2010
Foreign currency contracts — cash flow hedges	199	3	—	(4,013)	(2,086)
Foreign currency contracts — not designated as hedges	32	182	—	(2,853)	(1,529)
Interest rate swaps — not designated as hedges	—	—	(9,621)	(29,402)	(90,674)

	231	185	(9,621)	(36,268)	(94,289)

As at December 31, 2009
Foreign currency contracts — cash flow hedges	6,152	417	—	(15)	—
Foreign currency contracts — not designated as hedges	—	—	—	(265)	(97)
Interest rate swaps — not designated as hedges	—	1,778	(8,048)	(31,572)	(38,230)

	6,152	2,195	(8,048)	(31,852)	(38,327)

For the periods indicated, the following table presents the effective portion of gains (losses) on foreign currency forward contracts designated and qualifying as cash flow hedges that were recognized in (1) other comprehensive income, (2) recorded in accumulated other comprehensive income (or AOCI) during the term of the hedging relationship and reclassified to earnings, and (3) the ineffective portion of gains (losses) on derivative instruments designated and qualifying as cash flow hedges.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS – (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)

Three Months Ended June 30, 2010				Three Months Ended June 30, 2009
Balance				Balance
Sheet				Sheet
(AOCI)	Statement of (Loss) Income			(AOCI)	Statement of (Loss) Income
Effective	Effective	Ineffective		Effective	Effective	Ineffective
Portion	Portion	Portion		Portion	Portion	Portion
(7,728)	45	(1,198)	Vessel operating expenses	9,483	(1,577)	697	Vessel operating expenses
	(787)	(854)	General and administrative expenses		(776)	756	General and administrative expenses

(7,728)	(742)	(2,052)		9,483	(2,353)	1,453

Six Months Ended June 30, 2010				Six Months Ended June 30, 2009
Balance				Balance
Sheet				Sheet
(AOCI)	Statement of (Loss) Income			(AOCI)	Statement of (Loss) Income
Effective	Effective	Ineffective		Effective	Effective	Ineffective
Portion	Portion	Portion		Portion	Portion	Portion
(9,939)	(3)	(2,322)	Vessel operating expenses	12,258	(6,976)	1,467	Vessel operating expenses
	(1,452)	(1,589)	General and administrative expenses		(1,340)	2,102	General and administrative expenses

(9,939)	(1,455)	(3,911)		12,258	(8,316)	3,569

As at June 30, 2010, the Partnership’s accumulated other comprehensive income consisted of unrealized losses on foreign currency forward contracts designated as cash flow hedges. As at June 30, 2010, the Partnership estimated, based on the current foreign exchange rates, that it would reclassify approximately $4.8 million of net losses on foreign currency forward contracts from accumulated other comprehensive income to earnings during the next 12 months.
Realized and unrealized (losses) gains of interest rate swaps and foreign currency forward contracts that are not designated for accounting purposes as cash flow hedges, are recognized in earnings and reported in realized and unrealized (losses) gains on non-designated derivatives in the consolidated statements of (loss) income. The effect of the gain (loss) on derivatives not designated as hedging instruments on the statements of (loss) income is as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2010	2009	2010	2009
	$	$	$	$
Realized losses relating to:
Interest rate swaps	(10,934)	(11,915)	(21,753)	(21,878)
Foreign currency forward contracts	(340)	(830)	(495)	(3,978)

	(11,274)	(12,745)	(22,248)	(25,856)

Unrealized (losses) gains relating to:
Interest rate swaps	(41,486)	65,244	(52,052)	96,479
Foreign currency forward contracts	(3,276)	1,501	(3,860)	4,394

	(44,762)	66,745	(55,912)	100,873

Total realized and unrealized (losses) gains on non-designated derivative instruments	(56,036)	54,000	(78,160)	75,017

The Partnership is exposed to credit loss in the event of non-performance by the counter-parties to the foreign currency forward contracts and the interest rate swap agreements. In order to minimize counterparty risk, the Partnership only enters into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transactions. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS – (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
11.	Income Tax Recovery (Expense)
The components of the provision for income tax recovery (expense) are as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2010	2009	2010	2009
	$	$	$	$
Current	(2,016)	(63)	(3,615)	(121)
Deferred	12,394	1,210	21,080	(6,573)

Income tax recovery (expense)	10,378	1,147	17,465	(6,694)

12.	Commitments and Contingencies
a)
During the three and six months ended June 30, 2010, an unrelated party contributed a shuttle tanker with a value of $35.0 million to a subsidiary of OPCO for a 33% equity interest in the subsidiary. The equity issuance resulted in a dilution loss of $7.4 million. The non-controlling interest owner in the subsidiary holds a put option which, if exercised, would obligate OPCO to purchase the non-controlling interest owner’s 33% share in the entity for cash in accordance with a defined formula. The redeemable non-controlling interest is subject to remeasurement if the formulaic redemption amount exceeds the carrying value.

b)
The Partnership may, from time to time, be involved in legal proceedings and claims that arise in the ordinary course of business. The Partnership believes that any adverse outcome, individually or in the aggregate, of any existing claims would not have a material affect on its financial position, results of operations or cash flows, when taking into account its insurance coverage and indemnifications from charterers or Teekay Corporation.

13.	Partners’ Equity and Net (Loss) Income Per Unit
At June 30, 2010, of the Partnership’s total limited partner units outstanding, 65.39% were held by the public and the remaining units were held by a subsidiary of Teekay Corporation.

On January 1, 2010, all of the Partnership’s subordinated units (9.8 million units) were converted into an equal number of common units as provided for in the partnership agreement.

Net (Loss) Income Per Unit

Net (loss) income per unit is determined by dividing net (loss) income, after deducting the amount of net (loss) income attributable to the Dropdown Predecessor, the non-controlling interest and the General Partner’s interest, by the weighted-average number of units outstanding during the applicable period.

The General Partner’s, common unit holders’ and, prior to the conversion thereof, subordinated unitholders’ interests in net (loss) income are calculated as if all net (loss) income was distributed according to the terms of the Partnership’s partnership agreement, regardless of whether those earnings would or could be distributed. The partnership agreement does not provide for the distribution of net (loss) income; rather, it provides for the distribution of available cash, which is a contractually defined term that generally means all cash on hand at the end of each quarter less the amount of cash reserves established by the Partnership’s board of directors to provide for the proper conduct of the Partnerships’ business including reserves for maintenance and replacement capital expenditure and anticipated credit needs. Unlike available cash, net (loss) income is affected by non-cash items such as depreciation and amortization, unrealized gains and losses on derivative instruments and foreign currency translation gains.

For the purposes of the net income per unit calculation for the quarter ended June 30, 2009, the cash distribution exceeded the minimum quarterly distribution of $0.35 per unit and, consequently, the assumed distribution of net income did not result in an unequal distribution of net income between the subordinated unit holders and common unit holders for the purposes of the net income per unit calculation.

During the quarters ended June 30, 2010 and 2009, the cash distribution exceeded $0.4025 per unit and, consequently, the assumed distribution of net (loss) income resulted in the use of the increasing percentages in accordance with the incentive distribution rights to calculate the General Partner’s interest in net (loss) income for the purposes of the net (loss) income per unit calculation.

Pursuant to the partnership agreement, allocations to partners are made on a quarterly basis.
14.	Supplemental Cash Flow Information
a)
The Partnership’s consolidated statement of cash flows for the six months ended June 30, 2009 reflects the Dropdown Predecessor as if the Partnership had acquired the Dropdown Predecessor when the vessel began operations under the ownership of Teekay Corporation. For non-cash changes related to the Dropdown Predecessor, see Note 9k and 9l.

b)	The contribution from the non-controlling interest owner described in note 12a has been treated as a non-cash transaction in the Partnership’s statement of cash flows.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS – (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
15.	Accounting Pronouncements Not Yet Adopted

In September 2009, the FASB issued an amendment to FASB ASC 605, Revenue Recognition, that provides for a new methodology for establishing the fair value for a deliverable in a multiple-element arrangement. When vendor specific objective or third-party evidence for deliverables in a multiple-element arrangement cannot be determined, the Partnership will be required to develop a best estimate of the selling price of separate deliverables and to allocate the arrangement consideration using the relative selling price method. This amendment will be effective for the Partnership on January 1, 2011, although earlier adoption is allowed. The Partnership is currently assessing the potential impacts, if any, on its consolidated financial statements.

In July 2010, the FASB issued an amendment to FASB ASC 310, Receivables, that requires companies to provide more information in their disclosures about the credit quality of their financing receivables and the credit reserves held against them. The amendments that require disclosures as of the end of a reporting period are effective for the periods ending on or after December 15, 2010. The amendments that require disclosures about activity that occurs during a reporting period are effective for the periods beginning on or after December 15, 2010. The Partnership is currently assessing the potential impacts, if any, on its consolidated financial statements.

16.	Subsequent Events
a)
On August 20, 2010, the Partnership completed a public offering of 6.0 million common units (including 787,500 units issued upon the exercise of the underwriters’ overallotment option) at a price of $22.15 per unit, for gross proceeds of $136.5 million (including the General Partner’s $2.7 million proportionate capital contribution). The Partnership expects to use the net proceeds from the public offering for general partnership purposes, including funding the acquisition of vessels that Teekay Corporation may offer to it. Pending the application of funds for these purposes, the Partnership expects to repay a portion of its outstanding debt under one of its revolving credit facilities.

b)
On August 18, 2010, the Partnership signed an agreement with Statoil ASA (or Statoil) to replace the Partnership’s current contracts of affreightment with Statoil with a master agreement for time-charter shuttle tanker services effective for the life of the oil fields serviced under the Partnership’s current contracts of affreightment. This new master agreement initially covers seven shuttle tankers, which will be chartered under individual fixed-rate time-charter contracts.

c)
The Partnership has received an offer from Teekay Corporation to acquire the Cidade de Rio das Ostras (or Rio das Ostras) FPSO unit, which is on a long-term charter to Petroleo Brasileiro SA (or Petrobras), at fair market value and three newbuilding shuttle tankers at fully built-up cost, for acquisition by OPCO, which would be used to service the new master agreement with Statoil. If Teekay Corporation’s offer for the three newbuilding shuttle tankers is accepted by the Partnership, the purchases of the Amundsen Spirit, the Nansen Spirit and the Peary Spirit are expected to coincide with the commencement of their time-charter contracts under the Statoil master agreement in October 2010, January 2011 and July 2011, respectively. If Teekay Corporation’s offer of the Rio das Ostras FPSO is accepted by the Partnership, the acquisition of this unit is expected to take place in the fourth quarter of 2010. These offers are currently being reviewed by the Board of Directors of the Partnership’s General Partner and its Conflicts Committee.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
JUNE 30, 2010
PART I – FINANCIAL INFORMATION
ITEM 2 — MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
OVERVIEW
We are an international provider of marine transportation, oil production and storage services to the offshore oil industry. We were formed in August 2006 by Teekay Corporation (NYSE:TK), a leading provider of marine services to the global oil and gas industries, to further develop its operations in the offshore market. Our principal asset is a 51% controlling interest in Teekay Offshore Operating L.P. (or OPCO), which operates a substantial majority of our shuttle tankers and floating storage and offtake (or FSO) units and all of our conventional crude oil tankers. In addition, we have direct ownership interests in two shuttle tankers, two FSO units and one floating production, storage and offloading (or FPSO) unit. Our growth strategy focuses on expanding our fleet of shuttle tankers, FSO units and FPSO units under long-term, fixed-rate time charters or contracts. We intend to continue our practice of acquiring shuttle tankers, FSO units and FPSO units as needed for approved projects only after the long-term charters for the projects have been awarded, rather than ordering vessels on a speculative basis. We may enter into joint ventures and partnerships with companies that may provide increased access to these opportunities or we may engage in vessel or business acquisitions. We seek to leverage the expertise, relationships and reputation of Teekay Corporation and its affiliates to pursue these growth opportunities in the offshore sectors and may consider other opportunities to which our competitive strengths are well suited. We view our conventional tanker fleet primarily as a source of stable cash flow. Teekay Corporation, which indirectly owns and controls our General Partner, beneficially owns a 31.7% interest in us, including a 2% general partner interest.
SIGNIFICANT DEVELOPMENTS
On March 22, 2010, we completed a public offering of 5.1 million common units (including 660,000 units issued upon exercise of the underwriters’ overallotment option) at a price of $19.48 per unit, for gross proceeds of $100.6 million (including the General Partner’s $2.0 million proportionate capital contribution). We used the total net proceeds from the offering to repay the remaining $60.0 million of the Teekay Corporation vendor financing from the acquisition of the Petrojarl Varg and to finance a portion of the acquisition of Teekay Corporation’s interest in a FSO unit, the Falcon Spirit, together with its operations and time charter contract, for $44.1 million on April 1, 2010. The Falcon Spirit is chartered to Occidental Qatar Energy Company LLC, a subsidiary of Occidental Petroleum of Qatar Ltd., on a fixed-rate time charter contract for 7.5 years (beginning December 2009) with an option for the charterer to extend the contract for an additional 1.5 years. The Falcon Spirit is a conversion of a double-hull shuttle tanker built in 1986 and it began servicing the Al Rayyan oil field off the coast of Qatar in December 2009.
On August 20, 2010, we completed a public offering of 6.0 million common units (including 787,500 units issued upon exercise of the underwriters’ overallotment option) at a price of 22.15 per unit, for gross proceeds of $136.5 million (including the General Partner’s $2.7 million proportionate capital contribution). We expect to use the net proceeds from the public offering for general partnership purposes, including funding the acquisitions of vessels that Teekay Corporation may offer to us. Pending the application of funds for these purposes, we expect to repay a portion of our outstanding debt under one of our revolving credit facilities.
On August 18, 2010, OPCO signed a master agreement with Statoil ASA (or Statoil) that replaces our existing volume-dependent contract of affreightment (or CoA) and covers fixed-rate, life-of-field time-charter contracts initially for seven dedicated shuttle tankers. This new master agreement is effective September 1, 2010. Under the terms of the master agreement, the vessels will be chartered under individual fixed-rate life-of-field time-charter contracts to service the Tampen and Haltenbanken fields on the Norwegian Continental Shelf. The number of shuttle tankers covered by the master agreement may be adjusted annually based on the requirements of the fields serviced under the master agreement. The fixed-rate nature of time-charter contracts is expected to provide OPCO with more seasonally stable and predictable cash flows compared to the CoA arrangement. The vessels chartered under this agreement would include the three newbuilding shuttle tankers that Teekay Corporation has recently offered to OPCO.
In addition, OPCO recently signed new time-charter contracts with Petroleo Brasileiro SA (or Petrobras) for two shuttle tankers for periods of five years and two years, respectively, bringing the total number of our shuttle tankers operating in Brazil to 13. OPCO also renewed a contract for two shuttle tankers serving the Statoil-operated Heidrun field for an additional four years at a higher charter rate.
Teekay Corporation recently took delivery of one Aframax shuttle tanker newbuilding and has three additional Aframax shuttle tanker newbuildings that are scheduled to be delivered in late 2010 and 2011, for a total delivered cost of approximately $500 million. Pursuant to the omnibus agreement, Teekay Corporation is obligated to offer to us its interest in these vessels within 365 days of their delivery provided the vessels are servicing charter contracts in excess of three years in length. On August 31, 2010, we received an offer from Teekay Corporation for OPCO to acquire three newbuilding shuttle tankers at fully built-up cost which would be used to service the new master agreement with Statoil. If Teekay Corporation’s offer for the three newbuilding shuttle tankers is accepted by us, the purchases of the Amundsen Spirit, the Nansen Spirit and the Peary Spirit are expected to coincide with the commencement of their time-charter contracts under the Statoil master agreement in October 2010, January 2011 and July 2011, respectively.
Teekay Corporation recently extended the contract for an FPSO unit, the Cidade de Rio das Ostras (or Rio das Ostras) FPSO, to provide for a fixed term of seven years at an increased charter rate. On August 31, 2010, Teekay Corporation offered to sell this FPSO unit to us at fair market value in accordance with the omnibus agreement. If Teekay Corporation’s offer of the Rio das Ostras FPSO is accepted by us, the acquisition of this unit is expected to take place in the fourth quarter of 2010.
These offers are currently being reviewed by the Board of Directors of our General Partner and its Conflicts Committee.

Potential Additional Shuttle Tanker, FSO and FPSO Projects
Pursuant to an omnibus agreement we entered into in connection with our initial public offering in December 2006, Teekay Corporation is obligated to offer to us its interest in certain shuttle tankers, FSO units, FPSO units and joint ventures it may acquire in the future, provided the vessels are servicing contracts in excess of three years in length. We also may acquire additional limited partner interests in OPCO or other vessels that Teekay Corporation may offer us from time to time in the future.
Pursuant to the omnibus agreement and a subsequent agreement, Teekay Corporation was obligated to offer to us, prior to July 9, 2010, the Foinaven FPSO, an existing FPSO unit of Teekay Petrojarl AS (or Teekay Petrojarl), a wholly-owned subsidiary of Teekay Corporation. We agreed to waive Teekay Corporation’s obligation to offer the FPSO unit to us by July 9, 2010, however Teekay Corporation is obligated to offer the FPSO unit to us prior to July 9, 2012. The purchase price for the Foinaven FPSO would be its fair market value plus any additional tax or other similar costs to Teekay Petrojarl that would be required to transfer the FPSO unit to us.
RESULTS OF OPERATIONS
We use a variety of financial and operational terms and concepts when analyzing our results of operations, which can be found in “Item 5. Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2009. In accordance with United States generally accepted accounting principles (or GAAP), we report gross revenues in our income statements and include voyage expenses among our operating expenses. However, shipowners base economic decisions regarding the deployment of their vessels upon anticipated time charter equivalent (or TCE) rates, and industry analysts typically measure bulk shipping freight rates in terms of TCE rates. This is because under time charters and bareboat charters the customer usually pays the voyage expenses, while under voyage charters and contracts of affreightment the shipowner usually pays the voyage expenses, which typically are added to the hire rate at an approximate cost. Accordingly, the discussion of revenue below focuses on net revenues (i.e. revenues less voyage expenses) and TCE rates of our four reportable segments where applicable. TCE rates represent net revenues divided by revenue days. Please read Item 1 — “Financial Statements: Note 4 — Segment Reporting.”
Items You Should Consider When Evaluating Our Results of Operations
You should consider the following factors when evaluating our historical financial performance and assessing our future prospects:
•
Our financial results reflect the results of the interests in vessels acquired from Teekay Corporation for all periods the vessels were under common control. In September 2009, we acquired from Teekay Corporation the Petrojarl Varg FPSO unit, together with its operations and charter contracts. In April 2010, we acquired from Teekay Corporation the Falcon Spirit FSO unit, together with its charter contract. These transactions were deemed to be business acquisitions between entities under common control. Accordingly, we have accounted for these transactions in a manner similar to the pooling of interest method. Under this method of accounting, our financial statements prior to the date the interests in these vessels were actually acquired by us are retroactively adjusted to include the results of these acquired vessels. The periods retroactively adjusted include all periods that we and the acquired vessels were both under common control of Teekay Corporation and had begun operations. As a result, our applicable consolidated financial statements reflect the vessels and their results of operations, referred to herein as the Dropdown Predecessor, as if we had acquired them when the vessels began operations under the ownership of Teekay Corporation on October 1, 2006 and December 15, 2009, respectively. Please read Item 1 — “Financial Statements: Note 1 — Basis of Presentation.”

•
The size of our fleet continues to change. Our results of operations reflect changes in the size and composition of our fleet due to certain vessel deliveries and vessel dispositions. Please read “— Results of Operations” below for further details about vessel dispositions and deliveries. Due to the nature of our business, we expect our fleet to continue to fluctuate in size and composition.

•
Our vessel operating costs are facing industry-wide cost pressures. The oil shipping industry is experiencing a global manpower shortage due to growth in the world fleet. This shortage resulted in significant crew wage increases during 2007, 2008, to a lesser degree in 2009 and during the first half of 2010. We expect the trend of significant crew compensation increases to abate in the short term. However this could change if market conditions adjust. In addition, factors such as pressure on raw material prices and changes in regulatory requirements could also increase operating expenditures. We took various measures during 2009 in an effort to reduce costs, improve operational efficiencies and mitigate the impact of inflation and price increases and have continued this effort during 2010.

•
Our financial results of operations are affected by fluctuations in currency exchange rates. Under GAAP, all foreign currency-denominated monetary assets and liabilities (such as cash and cash equivalents, accounts receivable, accounts payable, advances from affiliates and deferred income taxes) are revalued and reported based on the prevailing exchange rate at the end of the period. OPCO has entered into services agreements with subsidiaries of Teekay Corporation whereby the subsidiaries operate and crew the vessels. Payments under the service agreements are adjusted to reflect any change in Teekay Corporation’s cost of providing services based on fluctuations in the value of the Norwegian Kroner relative to the U.S. Dollar, which may result in increased payments under the services agreements if the strength of the U.S. Dollar declines relative to the Norwegian Kroner.

•
Our net (loss) income is affected by fluctuations in the fair value of our derivatives. Our interest rate swaps and some of our foreign currency forward contracts are not designated as hedges for accounting purposes. Although we believe these derivative instruments are economic hedges, the changes in their fair value are included in our statements of (loss) income as unrealized gains or losses on non-designated derivatives. The changes in fair value do not affect our cash flows, liquidity or cash distributions to partners.

•
Our operations are seasonal and our financial results vary as a consequence of drydockings. Historically, the utilization of shuttle tankers in the North Sea is higher in the winter months, as favorable weather conditions in the warmer months provide opportunities for repairs and maintenance to our vessels and to offshore oil platforms. Downtime for repairs and maintenance generally reduces oil production and, thus, transportation requirements. In addition, we generally do not earn revenue when our vessels are in scheduled and unscheduled drydocking. Seven vessels have completed drydocking in the first half of 2010 and another five are anticipated to complete scheduled drydocking during the second half of 2010. From time to time, unscheduled drydockings may cause additional fluctuations in our financial results.

We manage our business and analyze and report our results of operations on the basis of four business segments: the shuttle tanker segment, the conventional tanker segment, the FSO segment and the FPSO segment, each of which are discussed below.
Shuttle Tanker Segment
As at June 30, 2010, our shuttle tanker fleet consisted of 34 vessels that operate under fixed-rate contracts of affreightment, time charters and bareboat charters. Of the 34 shuttle tankers, 26 were owned by OPCO (including five through 50% owned subsidiaries and three through a 67% owned subsidiary), six were chartered-in by OPCO and two were directly owned by us (including one through a 50% owned subsidiary). All of these shuttle tankers provide transportation services to energy companies, primarily in the North Sea and Brazil. Our shuttle tankers service the conventional spot market from time to time.
The following table presents our shuttle tanker segment’s operating results for the three and six months ended June 30, 2010 and 2009, and compares its net revenues (which is a non-GAAP financial measure) for the three and six months ended June 30, 2010 and 2009 to revenues, the most directly comparable GAAP financial measure, for the same periods. The following table also provides a summary of the changes in calendar-ship-days by owned and chartered-in vessels for our shuttle tanker segment:

(in thousands of U.S. dollars, except	Three Months Ended June 30,
calendar-ship-days and percentages)	2010	2009	% Change

Revenues	144,295	125,792	14.7
Voyage expenses	30,031	15,932	88.5

Net revenues	114,264	109,860	4.0
Vessel operating expenses	32,346	35,799	(9.6)
Time-charter hire expense	23,424	29,144	(19.6)
Depreciation and amortization	29,280	23,185	26.3
General and administrative (1)	11,603	9,986	16.2
Restructuring costs	—	1,481	(100.0)

Income from vessel operations	17,611	10,265	71.6

Calendar-Ship-Days
Owned Vessels	2,548	2,457	3.7
Chartered-in Vessels	624	825	(24.4)

Total	3,172	3,282	(3.4)

(in thousands of U.S. dollars, except	Six Months Ended June 30,
calendar-ship-days and percentages)	2010	2009	% Change

Revenues	286,288	263,927	8.5
Voyage expenses	59,085	34,170	72.9

Net revenues	227,203	229,757	(1.1)
Vessel operating expenses	66,509	75,795	(12.3)
Time-charter hire expense	48,462	61,289	(20.9)
Depreciation and amortization	54,235	46,340	17.0
General and administrative (1)	22,863	19,560	16.9
Restructuring costs	119	3,682	(96.8)

Income from vessel operations	35,015	23,091	51.6

Calendar-Ship-Days
Owned Vessels	5,013	4,887	2.6
Chartered-in Vessels	1,300	1,734	(25.0)

Total	6,313	6,621	(4.7)

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the shuttle tanker segment based on estimated use of corporate resources).
The average size of our owned shuttle tanker fleet for the three and six months ended June 30, 2010 increased compared to the same period last year due to the acquisition of one previously in-chartered vessel in February 2010 by OPCO’s majority owned subsidiary (or the 2010 Shuttle Tanker Acquisition).
The average size of our chartered-in shuttle tanker fleet decreased for the three and six months ended June 30, 2010, respectively, compared to the same period last year, primarily due to:
•	the redelivery of three chartered-in vessels to their owners in June 2009, November 2009 and February 2010, respectively; and

•	the 2010 Shuttle Tanker Acquisition.
Net Revenues. Net revenues increased for the three months ended June 30, 2010 from the same period last year, primarily due to:
•	an increase of $4.5 million due to increased rates on certain contracts of affreightment and bareboat and time-charter contracts;

•
a net increase of $3.0 million due to an increase in revenue days from our shuttle tankers due to the impact on revenue generated by our shuttle tankers operating in the conventional spot market from increased demand for conventional crude transportation, partially offset by fewer revenue days from our shuttle tankers due to declining oil production at mature oil fields in the North Sea, compared to the same period last year; and

•	a $0.8 million payment made to us by our joint venture partner as the number of drydock days for their vessel exceeded the maximum allowed under our agreement with this joint venture partner;
partially offset by
•	a decrease of $3.0 million due to the redelivery of one in-chartered vessel in June 2009 as it completed its time-charter agreement;
•
a decrease of $1.0 million from a reduction in the number of cargo liftings due to declining oil production at the Heidrun field, a mature oil field in the North Sea that is serviced by certain shuttle tankers on contracts of affreightment; and

•
a decrease of $0.4 million due to higher bunker prices as compared to the same period last year, partially offset by a net decrease in non-reimbursable bunker costs resulting primarily from more revenue days in 2010, as compared to the same period last year.

Net Revenues. Net revenues decreased for the six months ended June 30, 2010 from the same period last year, primarily due to:
•	a decrease of $6.3 million due to the redelivery of one in-chartered vessel in June 2009 as it completed its time-charter agreement;
•
a net decrease of $1.8 million due to fewer revenue days from our shuttle tankers due to declining oil production at mature oil fields in the North Sea, partially offset by an increase in revenue days from our shuttle tankers due to the impact on revenue generated by our shuttle tankers operating in the conventional spot market from increased demand for conventional crude transportation; and

•
a decrease of $1.3 million due to a reduction in the number of cargo liftings due to declining oil production at the Heidrun field, a mature oil field in the North Sea that is serviced by certain shuttle tankers on contracts of affreightment;

partially offset by
•	an increase of $5.1 million due to increased rates on certain contracts of affreightment, bareboat and time-charter contracts;
•	a $0.8 million payment made to us by our joint venture partner as the number of drydock days for their vessel exceeded the maximum allowed under our agreement with this joint venture partner; and
•
an increase of $0.4 million due to a net decrease in non-reimbursable bunker costs resulting primarily from more revenue days in 2010, as compared to the same period last year, partially offset by higher bunker prices as compared to the same period last year.

Vessel Operating Expenses. Vessel operating expenses decreased for the three and six months ended June 30, 2010, from the same periods last year, primarily due to:
•
decreases of $2.3 million and $4.6 million, respectively, for the three and six months ended June 30, 2010, due to decreases in maintenance activities relating to drydockings and the cost of services, spares and consumables during 2010;

•
decreases of $2.3 million and $2.9 million, respectively, for the three and six months ended June 30, 2010 in crew and manning costs resulting primarily from cost saving initiatives that commenced in 2009, as described below under restructuring charges;

•
decreases of $2.0 million and $5.6 million, respectively, for the three and six months ended June 30, 2010 relating to the net realized and unrealized changes in fair value of our foreign currency forward contracts that are or have been designated as hedges for accounting purposes; and

•
decreases of $0.8 million and $1.6 million, respectively, for the three and six months ended June 30, 2010 due to the redelivery of one in-chartered vessel in June 2009 as it completed its time-charter agreement;

partially offset by
•	increases of $2.7 million and $3.6 million, respectively, for the three and six months ended June 30, 2010, due to the 2010 Shuttle Tanker Acquisition;
•	an increase of $0.8 million for the three and six months ended June 30, 2010 relating to certain maintenance project costs;
•	an increase of $0.7 million in crew training costs during the six months ended June 30, 2010, compared to the same period last year; and
•
increases of $0.6 million and $0.4 million, respectively, for the three and six months ended June 30, 2010, relating to repairs and maintenance performed for certain vessels during the three and six months ended June 30, 2010 compared to the same periods last year.

Time-Charter Hire Expense. Time-charter hire expense decreased for the three and six months ended June 30, 2010, respectively, from the same periods last year, primarily due to:
•
decreases of $6.9 million and $14.2 million for the three and six months ended June 30, 2010, respectively, resulting from the redelivery of three in-chartered vessels to their owners in June 2009, November 2009 and February 2010, respectively; and

•	decreases of $3.7 million and $5.1 million for the three and six months ended June 30, 2010, respectively, due to the 2010 Shuttle Tanker Acquisition;
partially offset by
•	increases of $2.9 million and $3.6 million, respectively, for the three and six months ended June 30, 2010, due to increased spot in-chartering of vessels compared to the same periods last year;

•	increases of $1.5 million and $1.6 million, respectively, for the three and six months ended June 30, 2010, due to less off-hire in the in-chartered fleet; and
•	increases of $0.4 million and $0.8 million, respectively, for the three and six months ended June 30, 2010, due to higher drydocking amortization relating to one of our in-chartered vessels.
Depreciation and Amortization Expense. Depreciation and amortization expense increased for the three and six months ended June 30, 2010, respectively, from the same periods last year, primarily due to adjustments to the carrying value of certain capitalized drydocking expenditures, increased drydockings in the second half of 2009 and the 2010 Shuttle Tanker Acquisition.
Restructuring Charges. Restructuring charges were $0.1 million for the six months ended June 30, 2010 and $1.5 million and $3.7 million for the three and six months ended June 30, 2009, respectively, resulting from the completion of the reflagging of seven of our vessels from Norwegian flag to Bahamian flag and a change in the nationality mix of our crews. Under this plan, we recorded restructuring charges of approximately $4.9 million in total since the plan began in 2009. We expect the restructuring will result in a reduction in future crewing costs for these vessels.
Conventional Tanker Segment
OPCO owns 11 Aframax conventional crude oil tankers, nine of which operate under fixed-rate time charters with Teekay Corporation. The remaining two vessels, which have additional equipment for lightering, operate under fixed-rate bareboat charters with Skaugen PetroTrans, Teekay Corporation’s 50% owned joint venture.
The following table presents our conventional tanker segment’s operating results for the three and six months ended June 30, 2010 and 2009, and compares its net revenues (which is a non-GAAP financial measure) for the three and six months ended June 30, 2010 and 2009 to revenues, the most directly comparable GAAP financial measure, for the same periods. The following table also provides a summary of the changes in calendar-ship-days by owned vessels for our conventional tanker segment:

(in thousands of U.S. dollars, except	Three Months Ended June 30,
calendar-ship-days and percentages)	2010	2009	% Change

Revenues	26,431	31,128	(15.1)
Voyage expenses	4,842	6,085	(20.4)

Net revenues	21,589	25,043	(13.8)
Vessel operating expenses	5,657	6,049	(6.5)
Depreciation and amortization	5,921	5,984	(1.1)
General and administrative (1)	1,139	1,176	(3.1)

Income from vessel operations	8,872	11,834	(25.0)

Calendar-Ship-Days
Owned Vessels	1,001	1,001	—

(in thousands of U.S. dollars, except	Six Months Ended June 30,
calendar-ship-days and percentages)	2010	2009	% Change

Revenues	57,996	61,329	(5.4)
Voyage expenses	10,493	12,424	(15.5)

Net revenues	47,503	48,905	(2.9)
Vessel operating expenses	11,371	11,649	(2.4)
Depreciation and amortization	11,663	11,958	(2.5)
General and administrative (1)	2,332	2,400	(2.8)

Income from vessel operations	22,137	22,898	(3.3)

Calendar-Ship-Days
Owned Vessels	1,991	1,991	—

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the conventional tanker segment based on estimated use of corporate resources).
Net Revenues. Net revenues decreased for the three and six months ended June 30, 2010, from the same periods last year primarily due to:
•
decreases of $3.2 million and $3.1 million, respectively, for the three and six months ended June 30, 2010, due to an increased number of offhire days from scheduled drydockings compared to the same periods last year;

partially offset by
•
increases of $0.2 million and $0.3 million, respectively, for the three and six months ended June 30, 2010, from increases in the daily hire rates for all nine time-charter contracts with Teekay Corporation; and

•	an increase of $1.5 million in net bunker revenues for the six months ended June 30, 2010, mainly due to an increase in bunker index prices compared to the same period last year.

Vessel Operating Expenses. Vessel operating expenses decreased for the three and six months ended June 30, 2010, from the same periods last year, primarily due to:
•
decreases of $0.2 million and $0.5 million, respectively, for the three and six months ended June 30, 2010, due to decreases in crew levels and transportation costs as a result of a vessel being managed by Teekay Corporation that had been managed previously by an external party;

•	a decrease of $0.2 million relating to insurance costs for the six months ended June 30, 2010; and
•	a decrease of $0.1 million for the three and six months ended June 30, 2010 in repairs and maintenance costs;
partially offset by
•	an increase of $0.4 million for the six months ended June 30, 2010, due to an increase in the consumption and use of consumables, lube oil, and freight.
FSO Segment
Our FSO fleet consists of six vessels that operate under fixed-rate time charters or fixed-rate bareboat charters. Of the six FSO units, four are owned by OPCO, and two are owned by us. FSO units provide an on-site storage solution to oil field installations that have no oil storage facilities or that require supplemental storage. Our revenues and vessel operating expenses for the FSO segment are affected by fluctuations in currency exchange rates, as a significant component of revenues are earned and vessel operating expenses are incurred in Norwegian Kroner and Australian Dollars for certain vessels. The strengthening of the U.S. Dollar relative to the Norwegian Kroner and Australian Dollar may result in a significant decrease in our revenues and a decrease in vessel operating expenses.
The following table presents our FSO segment’s operating results for the three and six months ended June 30, 2010 and 2009, and compares its net revenues (which is a non-GAAP financial measure) for the three and six months ended June 30, 2010 and 2009 to revenues, the most directly comparable GAAP financial measure, for the same periods. The following table also provides a summary of the changes in calendar-ship-days for our FSO segment:

(in thousands of U.S. dollars, except	Three Months Ended June 30,
calendar-ship-days and percentages)	2010	2009	% Change

Revenues	18,419	16,100	14.4
Voyage expenses	76	212	(64.2)

Net revenues	18,343	15,888	15.5
Vessel operating expenses	8,420	6,571	28.1
Depreciation and amortization	3,829	5,419	(29.3)
General and administrative (1)	1,009	706	42.9

Income from vessel operations	5,085	3,192	59.3

Calendar-Ship-Days
Owned Vessels	546	455	20.0

(in thousands of U.S. dollars, except	Six Months Ended June 30,
calendar-ship-days and percentages)	2010	2009	% Change

Revenues	39,069	31,189	25.3
Voyage expenses	325	448	(27.5)

Net revenues	38,744	30,741	26.0
Vessel operating expenses	16,825	12,393	35.8
Depreciation and amortization	9,246	10,821	(14.6)
General and administrative (1)	2,019	1,146	76.2

Income from vessel operations	10,654	6,381	67.0

Calendar-Ship-Days
Owned Vessels	1,086	905	20.0

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the FSO segment based on estimated use of corporate resources).
We acquired the Falcon Spirit from Teekay Corporation in April 2010. However, as a result of the inclusion of the Dropdown Predecessor, the Falcon Spirit has been included for accounting purposes in our results as if it was acquired on December 15, 2009, when the vessel began operations under the ownership of Teekay Corporation. Please read “Items You Should Consider When Evaluating Our Results of Operations — Our financial results reflect the results of the interests in vessels acquired from Teekay Corporation for all periods the vessels were under common control.”
Net Revenues. Net revenues increased for the three and six months ended June 30, 2010, respectively, from the same periods last year, primarily due to:
•	increases of $2.6 million and $5.2 million, respectively, for the three and six months ended June 30, 2010, due to the inclusion of the Falcon Spirit commencing in December 2009; and

•	increases of $1.0 million and $3.1 million, respectively, for the three and six months ended June 30, 2010, due to foreign currency exchange differences as compared to the same periods last year;
partially offset by
•
decreases of $1.2 million and $0.3 million, respectively, for the three and six months ended June 30, 2010, due to a lower charter rate on the Navion Saga in accordance with the charter contract that took effect in the second quarter of 2010 as compared to the same periods last year, partially offset by a one-time reimbursement from customers for certain crewing costs in the three months ended March 31, 2010.

Vessel Operating Expenses. Vessel operating expenses increased for the three and six months ended June 30, 2010, from the same periods last year, primarily due to:
•	increases of $0.9 million and $1.7 million, respectively, for the three and six months ended June 30, 2010, due to the inclusion of the Falcon Spirit commencing in December 2009;
•	increases $0.4 million and $0.7 million, respectively, for the three and six months ended June 30, 2010, due to an increase in crewing costs; and
•
increases of $0.3 million and $1.5 million, respectively, for the three and six months ended June 30, 2010, due to weakening of the U.S. Dollar against the Australian Dollar compared to the same periods last year.

Depreciation and amortization. Depreciation decreased by $1.6 million for the three and six months ended June 30, 2010 from the same periods last year as the costs relating to the conversion of the Navion Saga from a shuttle tanker to an FSO were fully depreciated at the end of the fixed term of its contract in April 2010.
FPSO Segment
Our FPSO fleet began as a result of our acquisition of the Petrojarl Varg and consists of this one owned vessel that operates under a fixed-rate time charter. We use the FPSO unit to provide transportation, production, processing and storage services to oil companies operating offshore oil field installations. These services are typically provided under long-term, fixed-rate time-charter contracts or FPSO service contracts. Historically, the utilization of FPSO units and other vessels in the North Sea is higher in the winter months, as favorable weather conditions in the summer months provide opportunities for repairs and maintenance to our vessels and the offshore oil platforms, which generally reduces oil production.
The following table presents our FPSO segment’s operating results for the three and six months ended June 30, 2010 and 2009 and also provides a summary of the calendar-ship-days for our FPSO segment:

(in thousands of U.S. dollars, except	Three Months Ended June 30,
calendar-ship-days and percentages)	2010	2009	% Change

Revenues	26,815	24,093	11.3
Vessel operating expenses	10,190	9,887	3.1
Depreciation and amortization	5,121	5,633	(9.1)
General and administrative (1)	1,128	1,598	(29.4)

Income from vessel operations	10,376	6,975	48.8

Calendar-Ship-Days
Owned Vessel	91	91	—

(in thousands of U.S. dollars, except	Six Months Ended June 30,
calendar-ship-days and percentages)	2010	2009	% Change

Revenues	54,037	47,505	13.8
Vessel operating expenses	20,316	19,092	6.4
Depreciation and amortization	10,242	11,266	(9.1)
General and administrative (1)	2,474	3,047	(18.8)

Income from vessel operations	21,005	14,100	49.0

Calendar-Ship-Days
Owned Vessel	181	181	—

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the FPSO segment based on estimated use of corporate resources).
We acquired the Petrojarl Varg from Teekay Corporation in September 2009. However, as a result of the inclusion of the Dropdown Predecessor, the Petrojarl Varg has been included for accounting purposes in our results as if it was acquired on October 1, 2006, when Teekay Corporation acquired its initial 65% interest in the Petrojarl Varg. Please read “Items You Should Consider When Evaluating Our Results of Operations — Our financial results reflect the results of the interests in vessels acquired from Teekay Corporation for all periods the vessels were under common control.”
Revenues. Revenues increased for the three and six months ended June 30, 2010, from the same periods last year as the Petrojarl Varg commenced a new four-year fixed-rate contract extension with Talisman Energy under a new rate structure beginning in the third quarter of 2009.
Vessel Operating Expenses. Vessel operating expenses increased for the three and six months ended June 30, 2010, from the same periods last year, primarily due to:
•
increases of $0.9 million and $1.7 million, respectively, for the three and six months ended June 30, 2010 due to the weakening of the U.S. Dollar against the Norwegian Kroner compared to the same period last year;

partially offset by
•	decreases of $0.7 million and $0.2 million, respectively, due to decreased repairs during the three and six months ended June 30, 2010 compared to the same periods last year; and
•
decreases of $0.1 million and $0.4 million, respectively, relating to the net realized and unrealized changes in fair value of our foreign currency forward contracts that are or have been designated as hedges for accounting purposes.

Depreciation and Amortization. Depreciation and amortization expense decreased for the three and six months ended June 30, 2010, respectively, from the same periods last year due to a reassessment of the residual values of the Petrojarl Varg.
Other Operating Results
General and Administrative Expenses. General and administrative expenses increased to $14.9 million and $29.7 million for the three and six months ended June 30, 2010, respectively, from $13.5 million and $26.2 million, respectively, for the same periods last year, mainly due to an increase in unrealized losses on foreign currency forward contracts that are or have been designated as hedges for accounting purposes.
Interest Expense. Interest expense, which excludes realized and unrealized gains and losses from interest rate swaps, decreased to $7.3 million and $15.7 million, respectively, for the three and six months ended June 30, 2010, from $11.0 million and $24.4 million, respectively, for the same periods last year, primarily due to:
•	decreases of $3.9 million and $9.1 million, respectively, due to a decline in interest rates during the three and six months ended June 30, 2010 compared to the same periods last year; and
•	decreases of $0.7 million and $1.1 million, respectively, for the three and six months ended June 30, 2010, related to scheduled repayments and prepayments of debt during 2009 and 2010;
partially offset by
•	increases of $0.9 million and $0.8 million, respectively, for the three and six months ended June 30, 2010, related to loan costs; and
•
an increase of $0.4 million for the six months ended June 30, 2010 relating to the interest expense attributable to the operations of the Falcon Spirit that was incurred by Teekay Corporation and allocated to us as part of the results of the Dropdown Predecessor.

Realized and Unrealized (Losses) Gains on Non-designated Derivatives. Net realized and unrealized (losses) gains on non-designated derivatives were ($56.0) million and ($78.2) million, respectively, for the three and six months ended June 30, 2010, compared to $54.0 million and $75.0 million, respectively, for the same periods last year, as detailed in the table below:

	Three Months Ended June 30,		Six Months Ended June 30,
	2010	2009	2010	2009
	$	$	$	$
Realized losses relating to:
Interest rate swaps	(10,934)	(11,915)	(21,753)	(21,878)
Foreign currency forward contracts	(340)	(830)	(495)	(3,978)

	(11,274)	(12,745)	(22,248)	(25,856)

Unrealized (losses) gains relating to:
Interest rate swaps	(41,486)	65,244	(52,052)	96,479
Foreign currency forward contracts	(3,276)	1,501	(3,860)	4,394

	(44,762)	66,745	(55,912)	100,873

Total realized and unrealized (losses) gains on non-designated derivative instruments	(56,036)	54,000	(78,160)	75,017

Foreign Currency Exchange Losses. Foreign currency exchange losses were $1.2 million and $0.6 million for the three and six months ended June 30, 2010, compared to $1.9 million and $3.6 million, respectively, for the same periods last year. Our foreign currency exchange losses and gains, substantially all of which are unrealized, are due primarily to the relevant period-end revaluation of Norwegian Kroner-denominated monetary assets and liabilities for financial reporting purposes. Gains reflect a stronger U.S. Dollar against the Norwegian Kroner on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. Losses reflect a weaker U.S. Dollar against the Norwegian Kroner on the date of revaluation or settlement compared to the rate in effect at the beginning of the period.
Income Tax Recovery (Expense). Income tax recovery (expense) was $10.4 million and $17.5 million for the three and six months ended June 30, 2010, compared to $1.1 million and ($6.7) million, respectively, for the same periods last year. The respective $9.2 million and $24.2 million increase to income tax recovery was primarily due to an increase in deferred income tax recovery relating to unrealized foreign exchange translation losses.
Other Income. Other income was $1.6 million and $3.9 million for the three and six months ended June 30, 2010, compared to $1.9 million and $5.0 million, respectively, for the same periods last year, which was primarily comprised of leasing income from our volatile organic compound (or VOC) equipment.
Net (Loss) Income. As a result of the foregoing factors, net (loss) income amounted to ($10.4) million and $16.2 million for the three and six months ended June 30, 2010, compared to net income of $76.6 million and $112.7 million, respectively, for the same periods last year.

Liquidity and Capital Resources
Liquidity and Cash Needs
As at June 30, 2010, our total cash and cash equivalents were $102.0 million, compared to $101.7 million at December 31, 2009. Our total liquidity, including cash, cash equivalents and undrawn long-term borrowings, was $246.1 million as at June 30, 2010, compared to $285.7 million as at December 31, 2009. The 2009 cash and liquidity amounts exclude amounts attributable to the Dropdown Predecessor. The decrease in liquidity was primarily the result of reductions in the amounts available under our revolving credit facilities.
In addition to distributions on our equity interests, our primary short-term liquidity needs are to fund general working capital requirements and drydocking expenditures, while our long-term liquidity needs primarily relate to expansion and investment capital expenditures and maintenance capital expenditures and debt repayment. Expansion capital expenditures are primarily for the purchase or construction of vessels to the extent the expenditures increase the operating capacity of or revenue generated by our fleet, while maintenance capital expenditures primarily consist of drydocking expenditures and expenditures to replace vessels in order to maintain the operating capacity of or revenue generated by our fleet. Investment capital expenditures are those capital expenditures that are neither maintenance capital expenditures nor expansion capital expenditures.
We believe that our existing cash and cash equivalents and undrawn long-term borrowings, in addition to all other sources of cash including cash from operations, will be sufficient to meet our existing liquidity needs for at least the next 12 months. Generally, our long-term sources of funds are from cash from operations, long-term bank borrowings and other debt or equity financings, or a combination thereof. Because we and OPCO distribute all of our and its available cash, we expect that we and OPCO will rely upon external financing sources, including bank borrowings and the issuance of debt and equity securities, to fund acquisitions and expansion and investment capital expenditures, including opportunities we may pursue under the omnibus agreement with Teekay Corporation and other of its affiliates.
The passage of any climate control legislation or other regulatory initiatives that restrict emissions of greenhouse gases could have a significant financial and operational impact on our business, which we cannot predict with certainty at this time. Such regulatory measures could increase our costs related to operating and maintaining our vessels and require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions, or administer and manage a greenhouse gas emissions program. In addition, increased regulation of greenhouse gases may, in the long term, lead to reduced demand for oil and reduced demand for our services.
Cash Flows. The following table summarizes our sources and uses of cash for the periods presented:

	Six Months Ended June 30,
	2010	2009
	($000’s)	($000’s)

Net cash flow from operating activities	136,103	104,931
Net cash flow used in financing activities	(142,866)	(144,267)
Net cash flow from investing activities	6,969	5,973
Operating Cash Flows. Net cash flow from operating activities increased to $136.1 million for the six months ended June 30, 2010, from $104.9 million for the same period in 2009, due primarily to a decrease in time-charter hire expenses, an increase in the contract rate for the Petrojarl Varg, increased rates and number of revenue days from our shuttle tanker operations, the acquisition of the Falcon Spirit and a decrease in interest expense, partially offset by the redelivery of one in-chartered vessel, an increase in the number of offhire days related to drydockings and a net decrease in changes to non-cash working capital items.
Net cash flow from operating activities depends upon the timing and amount of drydocking expenditures, repairs and maintenance activity, vessel additions and dispositions, foreign currency rates, changes in interest rates, fluctuations in working capital balances, shuttle tanker utilization and spot market hire rates. The number of vessel drydockings may vary from year to year.
Financing Cash Flows. During the six months ended June 30, 2010, scheduled debt repayments and prepayments on debt totaled $194.4 million. Net proceeds from long-term debt of $81.6 million were used primarily to prepay long-term debt and to finance a portion of the acquisition of the Falcon Spirit from Teekay Corporation.
On March 22, 2010, we completed a public offering of 5.1 million common units (including 660,000 common units acquired by the underwriters upon exercise of their overallotment option). The total net proceeds from the offering (including the General Partner’s total contribution of $2.0 million) were $95.5 million. The net proceeds were used to repay the remaining $60.0 million of the Teekay Corporation vendor financing related to the acquisition of the Petrojarl Varg and to finance a portion of the acquisition of Teekay Corporation’s interest in the Falcon Spirit.
During the six months ended June 30, 2009, scheduled debt repayments and prepayments on debt totaled $204.6 million.
Cash distributions paid by our subsidiaries to non-controlling interest during the six months ended June 30, 2010 and 2009 totaled $43.0 million and $27.5 million, respectively. Cash distributions paid by us to our unitholders and our General Partner during the six months ended June 30, 2010 and 2009, totaled $39.1 million and $28.6 million, respectively. Subsequent to June 30, 2010, cash distributions for the three months ended June 30, 2010 were declared and paid on August 13, 2010 and totaled $21.5 million.

Investing Cash Flows. During the six months ended June 30, 2010, net cash flow from investing activities was $7.0 million, primarily relating to scheduled lease payments of $11.6 million received from the leasing of our volatile organic compound emissions equipment and direct financing lease assets, partially offset by expenditures for assets and equipment and investment in direct financing lease assets.
During the six months ended June 30, 2009, net cash flow from investing activities was $6.0 million, primarily relating to scheduled lease payments of $11.2 million received from the leasing of our volatile organic compound emissions equipment, partially offset by expenditures for assets and equipment.
Credit Facilities
As at June 30, 2010, our total debt was $1.62 billion, compared to $1.78 billion as at December 31, 2009, including amounts attributable at December 31, 2009 to the Dropdown Predecessor. Our revolving credit facilities and term loans are described in Item 1 — “Financial Statements: Note 6 — Long-Term Debt.” All of our vessel financings are collateralized by the applicable vessels. The term loans used to finance the six 50% owned subsidiaries and our revolving credit facility agreements contain typical covenants and other restrictions, including, in some cases, those that restrict the relevant subsidiaries from:
•	incurring or guaranteeing indebtedness;

•	changing ownership or structure, including by mergers, consolidations, liquidations and dissolutions;

•	making dividends or distributions when in default of the relevant loans;

•	making capital expenditures in excess of specified levels;

•	making certain negative pledges or granting certain liens;

•	selling, transferring, assigning or conveying assets; or

•	entering into a new line of business.
We conduct our funding and treasury activities within corporate policies designed to minimize borrowing costs and maximize investment returns while maintaining the safety of the funds and appropriate levels of liquidity for our purposes. We hold cash and cash equivalents primarily in U.S. Dollars.
Contractual Obligations and Contingencies
The following table summarizes our long-term contractual obligations as at June 30, 2010:

		Balance	2011	2013
		of	and	and	Beyond
	Total	2010	2012	2014	2014
	(in millions of U.S. dollars)
Long-term debt (1)	1,622.8	55.4	344.6	1,034.5	188.3
Chartered-in vessels (operating leases)	192.8	36.2	103.4	46.4	6.8

Total contractual obligations	1815.6	91.6	448.0	1,080.9	195.1

(1)
Excludes expected interest payments of $11.2 million (remainder of 2010), $39.8 million (2011 and 2012), $20.3 million (2013 and 2014) and $4.7 million (beyond 2014). Expected interest payments are based on LIBOR, plus margins which ranged between 0.45% and 3.25% as at June 30, 2010.

Off-Balance Sheet Arrangements
We have no off-balance sheet arrangements that have or are reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.
Critical Accounting Estimates
We prepare our financial statements in accordance with GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. Accounting estimates and assumptions discussed in this section are those that we consider to be the most critical to an understanding of our financial statements because they inherently involve significant judgments and uncertainties. For a further description of our material accounting policies, please read “Item 5 — Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2009.
Goodwill
As of June 30, 2010, the shuttle tanker segment had goodwill attributable to it. During the third quarter of 2009, we determined there were indicators of impairment present within the shuttle tanker segment. Consequently, an interim goodwill impairment test was conducted on this reporting unit. This interim goodwill impairment test determined that the fair value of the reporting unit exceeded its carrying value by approximately 75%; as a result we determined such good will was not impaired at that date. As of June 30, 2010, the carrying value of goodwill for this reporting unit was $127.1 million. Key assumptions that impact the fair value of this reporting unit include our ability to do the following: maintain or improve the utilization of our vessels; redeploy existing vessels on the expiry of their current charters; control or reduce operating expenses; pass on operating cost increases to our customers in the form of higher charter rates; and continue to grow the business. Other key assumptions include the operating life of our vessels, our cost of capital, the volume of production from certain offshore oil fields, and the fair value of our credit facilities. If actual future results are less favorable than expected results in one or more of these key assumptions, an impairment of goodwill may occur.

However, certain factors that impact our goodwill impairment test are inherently difficult to forecast and, as such, we cannot provide any assurances that an impairment will or will not occur in the future. An assessment for impairment involves a number of assumptions and estimates that are based on factors that are beyond our control. These are discussed in more detail in the following section entitled “Forward-Looking Statements.”
FORWARD-LOOKING STATEMENTS
This Report on Form 6-K for the three and six months ended June 30, 2010 contains certain forward-looking statements (as such term is defined in Section 27A of the Securities Exchange Act of 1933 as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, statements regarding:
•	our future growth prospects;

•	results of operations and revenues and expenses;

•
our belief that the master time charter arrangement with Statoil will provide more seasonally stable cash flows and predictability and the use of the Aframax newbuilding shuttle tankers under the new arrangement

•	offshore and tanker market fundamentals, including the balance of supply and demand in the offshore and tanker market;

•	future capital expenditures and availability of capital resources to fund capital expenditures;

•	offers of shuttle tankers, FSOs and FPSOs and related contracts from Teekay Corporation and our accepting the offers;

•	obtaining offshore projects that we or Teekay Corporation bid on or may be awarded;

•	delivery dates of and financing for newbuildings or existing vessels;

•	vessel operating and crewing costs for vessels;

•	entrance into joint ventures and partnerships with companies;

•	the commencement of service of newbuildings or existing vessels;

•	the duration of drydockings;

•	potential newbuilding order cancellations;

•	the future valuation of goodwill;

•	our liquidity needs;

•	our compliance with covenants under our credit facilities;

•	our hedging activities relating to foreign exchange, interest rate and spot market risks;

•	the ability of the counterparties for our derivative contracts to fulfill their contractual obligations; and

•	our exposure to foreign currency fluctuations, particularly in Norwegian Kroner.
Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, “plan”, “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to: changes in production of oil from offshore oil fields; changes in the demand for offshore oil transportation, production and storage services; greater or less than anticipated levels of vessel newbuilding orders or greater or less than anticipated rates of vessel scrapping; changes in trading patterns; changes in the Partnership’s expenses; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; potential inability to implement our growth strategy; competitive factors in the markets in which we operate; potential for early termination of long-term contracts and our potential inability to renew or replace long-term contracts; loss of any customer, time charter or vessel; shipyard production or vessel delivery delays; our potential inability to raise financing to purchase additional vessels; our exposure to currency exchange rate fluctuations; changes to the amount of proportion of revenues and expenses denominated in foreign currencies; and other factors detailed from time to time in our periodic reports filed with the SEC, including our Annual Report on Form 20-F for the year ended December 31, 2009. We do not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
JUNE 30, 2010
PART I — FINANCIAL INFORMATION
ITEM 3 — QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Interest Rate Risk
We are exposed to the impact of interest rate changes primarily through our borrowings that require us to make interest payments based on LIBOR. Significant increases in interest rates could adversely affect operating margins, results of operations and our ability to service debt. We use interest rate swaps to reduce exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with the floating-rate debt.
In order to minimize counterparty risk, we only enter into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transactions. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.
The tables below provide information about financial instruments as at June 30, 2010 that are sensitive to changes in interest rates. For long-term debt, the table presents principal payments and related weighted-average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted-average interest rates by expected contractual maturity dates.

	Expected Maturity Date
	Balance
	of							Fair Value
	2010	2011	2012	2013	2014	Thereafter	Total	Liability	Rate(1)
	(in millions of U.S. dollars, except percentages)
Long-Term Debt:
Variable Rate (2)	55.4	183.8	160.8	328.9	705.6	188.3	1,622.8	(1,528.6)	1.4%

Interest Rate Swaps:
Contract Amount (3)	59.1	108.7	214.2	119.9	40.3	663.5	1,205.7	(129.7)	3.9%
Average Fixed Pay Rate (2)	2.7%	2.7%	2.5%	2.6%	4.8%	4.8%	3.9%

(1)
Rate refers to the weighted-average effective interest rate for our debt, including the margin paid on our floating-rate debt and the average fixed pay rate for interest rate swaps. The average fixed pay rate for interest rate swaps excludes the margin paid on the floating-rate debt, which as of June 30, 2010 ranged between 0.45% and 3.25%.

(2)	Interest payments on floating-rate debt and interest rate swaps are based on LIBOR.

(3)	The average variable receive rate for interest rate swaps is set quarterly at the 3-month LIBOR or semi-annually at the 6-month LIBOR.
Foreign Currency Fluctuation Risk
Our functional currency is U.S. dollars because virtually all of our revenues and most of our operating costs are in U.S. Dollars. We incur certain vessel operating expenses and general and administrative expenses in foreign currencies, the most significant of which is the Norwegian Kroner and, to a lesser extent, Australian Dollars, British Pounds, Euros and Singapore Dollars. There is a risk that currency fluctuations will have a negative effect on the value of cash flows.
We may continue to seek to hedge certain of our currency fluctuation risks in the future. At June 30, 2010, we were committed to the following foreign currency forward contracts:

	Contract Amount in	Average	Expected Maturity
	Foreign Currency	Forward	2010	2011	2012
	(thousands)	Rate(1)	(in thousands of U.S. Dollars)
Norwegian Kroner	871,204	6.28	$43,735	$59,758	$35,196
British Pound	5,190	0.66	1,076	5,646	1,111
Euro	25,473	0.74	11,387	17,031	6,176

			$56,198	$82,435	$42,483

(1)	Average forward rate represents the contracted amount of foreign currency one U.S. Dollar will buy.
Although the majority of transactions, assets and liabilities are denominated in U.S. Dollars, OPCO had Norwegian Kroner-denominated deferred income taxes of approximately 104.7 million (U.S. Dollar 16.1 million) at June 30, 2010. Neither we nor OPCO have entered into any forward contracts to protect against currency fluctuations on any future taxes.
Commodity Price Risk
We are exposed to changes in forecasted bunker fuel costs for certain vessels being time-chartered-out and for vessels servicing certain contracts of affreightment. We may use bunker fuel swap contracts as economic hedges to protect against changes in bunker fuel costs. As at June 30, 2010, we are not committed to any bunker fuel swap contracts.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
June 30, 2010
PART II – OTHER INFORMATION
Item 1 – Legal Proceedings
None
Item 1A – Risk Factors
In addition to the other information set forth in this Report on Form 6-K, you should carefully consider the risk factors discussed in Part I, “Item 3. Key Information-Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2009, which could materially affect our business, financial condition or results of operations.
Item 2 – Unregistered Sales of Equity Securities and Use of Proceeds
None
Item 3 – Defaults Upon Senior Securities
None
Item 4 – Reserved
Item 5 – Other Information
None
Item 6 – Exhibits
None
THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENT OF THE PARTNERSHIP:
•	REGISTRATION STATEMENT ON FORM S-8 (NO. 333-147682) FILED WITH THE SEC ON NOVEMBER 28, 2007

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-150682) FILED WITH THE SEC ON MAY 6, 2008

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY OFFSHORE PARTNERS L.P. By: Teekay Offshore GP L.L.C., its general partner
Date: September 7, 2010	By:	/s/ Peter Evensen
Peter Evensen
Chief Executive Officer and Chief Financial Officer (Principal Financial and Accounting Officer)